                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 10-SB/A


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          NETMEASURE TECHNOLOGY, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                                                   86-0914695
            Nevada
--------------------------------------------------------------------------------
   (State or Other Jurisdiction of             (I.R.S. Employer
   Incorporation or Organization)             Identification No.)

   370-1122 Mainland Street, Vancouver, British Columbia, Canada       V6B 5L1
--------------------------------------------------------------------------------
   (Address of principal executive offices)                         (Zip Code)

Issuer's telephone number:  (604) 669-2255
                            ----------------------------------------------------

Securities to be registered under Section 12(b) of the Act:  None.

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                                (Title of class)

                                (Title of Class)

PRELIMINARY NOTE


         The registrant filed this Form 10-SB to: provide full and fair disclosure about the Company and its business, management and financial position to present and prospective shareholders; register its shares under the Securities Exchange Act of 1934 and thereby become a reporting issuer whose securities are eligible for the OTC Bulletin Board, Nasdaq or a national securities exchange; and facilitate future financing.


                                     PART I

                        ITEM 1. DESCRIPTION OF BUSINESS

GENERAL


NetMeasure Technology Inc. ("NetMeasure"), formerly, Powertech, Inc. ("Powertech"), was incorporated under the laws of the State of Nevada on May 4, 1998 with no specific business plan other than to merge with or to acquire an unspecified company. The company neither owned nor leased any real or personal property, and had no specific business plan other than to engage in a merger or acquisition with an unidentified company. On February 12, 1999, Netmeasure purchased all the issued and outstanding shares of NetMeasure Technology (Canada) Inc. ("NetMeasure (Canada)"), formerly NetSentry Technology, Inc. NetMeasure is a development stage company that intends to develop and exploit technologies to improve efficiency, reliability and recoverability of the private (intranets or corporate) networks and public (internet) networks that use Internet protocol ("IP") to transfer data within and between these networks.NetMeasure will either produce the products using its technologies or license others to do so. IP is the most widely used data communications protocol or "common language" for networks that make up the Internet; it allows different types of networks based on various types of protocols to be able to communicate with each other. Unless the context otherwise indicates or requires, NetMeasure and NetMeasure (Canada), its wholly-owned subsidiary, are referred to in this registration statement as the "Company."



Currently, the Company's activities are devoted primarily to product development of its proposed products (which are briefly described under "Plan of Operation" in Item 2). It contemplates that its first product, ProbeNET, will be "feature complete" and launched during the second quarter of 2000. Other efforts are devoted by management to product development, direction and strategy, market research, marketing and sales channel strategy, prospective customer discussions, sales channel negotiations and discussions, financing discussions, and general and administrative matters.



NETMEASURE TECHNOLOGY (CANADA) INC.



Pursuant to a Share Purchase Agreement dated for reference January 11, 1999, as amended by agreement dated January 29, 1999, NetMeasure acquired from Randy Voldeng and Dragos Ruiu all of the issued and outstanding shares of NetMeasure.

(Canada) in consideration of $115,000,(*) payable by the issuance of 2,442,500 shares to each of them, or an aggregate of 4,885,000 shares, plus an additional aggregate of 1,000,000 shares from three persons then serving as directors of NetMeasure, and NetMeasure's having available funds of $1,012,500. NetMeasure (Canada) was a start-up company with a business plan to engage in the business of Internet software and hardware development. NetMeasure, which had about 65 shareholders, was seeking a merger, and NetMeasure (Canada), whose 2 founders were its sole shareholders, was seeking funding. The transaction closed on February 12, 1999 after the requisite funds were obtained. On that date, Mr. Voldeng and Mr. Ruiu each entered into Non-Competition Agreements with NetMeasure (Canada) as a condition of closing. The agreements have not been assigned to NetMeasure Technology Inc., as management deemed it was not required, as NetMeasure Technology Inc.'s only operating company is NetMeasure Technology (Canada) Inc., its wholly owned subsidiary. The Company believes the Non-Competition Agreements are enforceable. Prior to the transaction, there was no relationship between the companies or their shareholders. The terms of the transaction were negotiated on an arm's-length basis; no fairness opinion, appraisal or report was obtained. Mr. Ruiu was removed as an officer and director, without cause, in November 1999, and has not had an operating role with the Company since early September 1999. Mr. Ruiu has not participated in the development of the Company's current products-under-development and his departure will not negatively impact the Company.



NetMeasure (Canada) was incorporated under the Company Act of British Columbia on May 22, 1998 to develop and exploit technologies that improve the efficiency, reliability and recoverability of the private (intranets or corporate) networks and public (internet) networks that use the Internet Protocol (" IP") transfer data in and between these networks. It was (and still is) a development stage company that had (and has) not earned any revenues and that required (and requires) substantial financing to develop and market its technologies.



NetMeasure (Canada)'s business will focus on the development and marketing of software products that help telecommunications companies and Internet service providers, national and regional network operators and large corporations increase the efficiency, reliability and recoverability of their network infrastructures.


Some of the most common problems faced by network managers relate to the efficiency of routing, the way that network equipment using the IP protocol assigns paths that pieces of information take to reach their network destination in the quickest way, and the way address resources, how source and destination network addresses are assigned, are distributed throughout IP networks. Routing and addressing needs are increasing and becoming more complex as traffic increases, and not surprisingly, there is a corresponding increase in new network-associated problems.


NetMeasure (Canada) will address the needs of network professionals by providing them with customizable software tools that will measure and monitor network conditions throughout their networks, alert them to the locations of specific network problems and conditions and potentially help them identify future trouble spots.


----------------------


(*) All dollar amounts in this registration statement, including financial statements, are US Dollars unless otherwise indicated.

MARKETING AND DISTRIBUTION OF NEW PRODUCTS


NetMeasure (Canada) and Hewlett Packard Network Test Division ("HP"), now known as Agilent Technologies, Inc. ("Agilent") executed a Memorandum of Understanding, dated May 15, 1998, with respect to a marketing and distribution structure for NetMeasure (Canada)'s ProbeNET distributed measurement software, providing for a period of 24 months beginning with the product release date, which is expected to occur in the second quarter of 2000. The Memorandum of Understanding was entered into by NetMeasure (Canada) before it was formally incorporated. The Memorandum of Understanding is not a formal contract but an expression of interest by Agilent to enter into an agreement with the Company, provided the product meets the needs of its target customers. Should the parties enter into an agreement, it would be subject to mutually agreed annual renewal terms and require the Company to sell the ProbeNET software to HP at a discount up to 50% from the net selling price. Agilent would then market and distribute the Company's products under either its own or the Company's label or badge. The Company also may market and distribute its products directly or arrange for others to do so. Revenues may also be generated through licensing the Company's products to others. The Company does not expect to be dependent upon Agilent or a few major customers or suppliers.


As networks and the Internet have grown, they have also created more headaches for network managers. IP routing and address resources are distributed throughout IP Networks, as are their associated problems. ProbeNET is used to identify, monitor and take action on events, conditions and traffic that happen at different times and places within the network, but also negatively impact network performance.


ProbeNET is a software package that is "distributed" in the sense that it can function with several ProbeNET "agents" installed throughout the network in a distributed fashion in order to collect and measure network performance from various points in the network. ProbeNET is a problem-solving tool for network professionals who need to get more visibility of which problems are occurring in remote parts of their networks. ProbeNET uses a distributed architecture of "agents" installed throughout the network to capture and analyze any type of data, anywhere and anytime on the network. (Other products under development are described briefly under "Plan of Operation" in Item 2.)


COMPETITION

ProbeNET is a technology that enables the network professional to make a network related measurement in a fast and efficient manner; it differentiates itself from other measurement tools by combining data intelligently collected from distributed measurement points on the network in a meaningful way by means of an intuitive reporting mechanism and user interface. It also is a highly customizable tool that uses a deployed or distributed architecture of "agents" installed throughout the network to capture and analyze any type of data, anywhere and anytime on the network. It also enables network managers to specify new measurement needs and to rapidly obtain a usable measurement that can then be run by the ProbeNET program.


There are vendors providing measurements for specific applications, such as IP billing, network performance, service level agreements and policy management, but the Company's management is not aware of any commercially available, comprehensive test tools similar to ProbeNET, for its intended use. Products offering specific applications similar to those incorporated in ProbeNET are available from such competitors as NFR, Narrus, Saville, Xacct, Network Associates, Cisco and others.


In general, however, the development of Internet software and hardware is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. Some of the Company's competitors have greater financial and other resources than the Company. Consequently, such entities may begin to develop, manufacture, market and distribute Internet software and hardware that is substantially similar or superior to the Company's products. There is no assurance that the Company will be able to develop and sell products that have a competitive advantage in the market.

GOVERNMENT SUPERVISION AND REGULATION


The phenomenal growth of the Internet indicates a fundamental change in the way people and organizations interact. Electronic connectivity, once solely the realm of larger corporate business systems, is now impacting every business segment in the worldwide economy and all consumers in the form of the Internet. Voice, fax, e-commerce and video now converge on the Internet. However, although the government is closely monitoring the development of this new communications infrastructure, especially to ensure there is fair competition, the Internet is largely unregulated.


RESEARCH & DEVELOPMENT


The Company estimates spending approximately $1 million on product development during fiscal 2000, including $175,000 in expected support funding which is being applied for from Technology BC, a British Columbia provincial government funding program for joint development activities between the Company and Advanced Technology Group of the British Columbia Institute of Technology.



The Advanced Technology Group of the British Columbia Institute for Technology has received funding on many occasions for collaborative projects with industry partners. Based upon their past experience, the Group has advised the registrant that is confident that the proposed project, which the Group supports, would qualify for funding. The registrant is currently working with the Group to complete the funding application. However, should the funding application not be successful, or should the Company not secure the funds to fulfill its part, it would not significantly impact the Company's economic viability as the funds are intended to be used for prototyping a second product (code named "TestBot") and not the Company's flagship product ("ProbeNet"), which is currently under development.



The most significant part of the Company's activities since the closing of the Share Purchase Agreement with NetMeasure (Canada) in February 1999 has been product development activities. Research and development activities ordinarily are not, but may be, paid for by customers.

INTELLECTUAL PROPERTY



The Company believes that the software and hardware technology products it develops are proprietary in nature, but generally does not intend to seek patent protection. Rather, the Company intends to protect its intellectual property through a combination of trade secret laws, non-disclosure agreements and similar means.


EMPLOYEES


As of January 1, 2000, the Company employed 9 full-time employees, including programmers, technicians and others. The Company considers relations with employees to be good. Messrs. Voldeng and Plato, officers and directors, devote their full time to the business of the Company.



Forward-Looking Statements. The information in this Form 10-SB, contains forward-looking statements, including statements of management's belief or expectation, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to known and unknown risks and uncertainties that could cause actual future results and developments to differ materially from those projected or suggested in the forward-looking statements. Such risks and uncertainties are set forth under "Item 1. Business," "Item 2. Management's Discussion and Analysis or Plan of Operation" and elsewhere in this registration statement.



         ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


The independent auditors' report comments that the Company's having no established source of revenue and its being dependent on its ability to raise substantial amounts of equity funds raise substantial doubt about the Company's ability to continue as a going concern. The technologies the Company intends to develop will require significant cash. The ability of the Company to develop the technologies into marketable products is dependent on management's ability to obtain adequate additional financing, develop commercially saleable products and achieve profitable operation. There can be no assurance that any of these objectives will be realized.

PLAN OF OPERATION


The Company has not had revenues from operations since inception. With the acquisition of NetMeasure (Canada), NetMeasure's plan of operation contemplates utilizing the $1.2 million additional financing to be obtained in an on-going private offering during the next 6 months for the continued development of its technologies in order to achieve profitable operations. Management currently is actively seeking this funding. Approximately $250,000 has already been obtained for operations through the end of April 2000, when customer field trials of ProbeNET are expected to be completed and ProbeNET is launched. The Company expects to begin generating revenues by the second quarter of 2000. The Company presently has no contingency plan in the event it does not obtain all the additional financing, although it is cautiously optimistic that it will do so, provided a trading market is established for the registrant's shares in the immediate future. A merger or the sale of technologies likely would result if the Company is unsuccessful in obtaining financing.

Attracting additional members to a team of highly skilled experienced technical professionals, including programmers and marketing engineers, also is contemplated. The Company expects to pay compensation of Cdn $100,000 (US $69,000) to Mr. Voldeng and Cdn $100,000 (US $69,000) to Jeff Plato during fiscal 2000. The Company also has lease obligations aggregating about $42,000 in fiscal 2000.



With the additional financing and staff, the Company expects to continue development of and to launch ProbeNET and other innovative products during the next several years, including:


-ProbeNET Version 2 - will include an architecture for consultants and customers to develop their own customized measurements and will include more data exchange between the distributed ProbeNET software "agents" in the network, to provide more detailed network performance measurement; estimated release in the 3rd quarter of 2000.


-TestBOT -is a handheld portable network tester designed for use by system and network administration professionals. It is envisioned with a processor speed of 270 MIPS (millions of instructions per second), 32MB (megabytes of random access memory) 100 base T (network jack interface type and speed, which is 100 megabits per second), handheld, battery-operated console and test tool about the size and weight of a 35mm camera.






There can be no assurance that any of the products under development will be successfully developed or will be commercially successful.



NETSENTRY STATEMENTS TO FEBRUARY 11, 1999. During the period from inception (May 22, 1998) to February 11, 1999, the company had only 2 employees, the co-founders who primarily funded themselves out of their own pockets. Total expenses for the period were $89,504, which included management fees, salaries and benefits of $26,595, and legal and accounting fees of $34,493. Most of the founders' efforts were spent in studying the market, developing a business plan and trying to secure funding. The majority of the funds spent on legal and accounting fees were related to the sale of NETSentry to Powertech, Inc., which closed on February 12, 1999.



POWERTECH'S STATEMENTS TO JUNE 30, 1999. During the period from January 1, 1999 to June 30, 1999, revenues were $7,730, resulting from interest, and total expenses were $323,836. The Company's activities during this period of time were related to hiring staff, securing a facility, putting the necessary infrastructure in place, doing preliminary research and prototyping on two new potential products attempting to resolve issues with the Securities and Exchange Commission ("SEC") in the United States. Of the total expenses, salaries and benefits accounted for $165,880 including the management fees paid to the Chief Executive Officer, Chief Technology Officer and Product General Manager. In addition, $25,483 was spent for computer equipment and supplies that were not capitalized and $69,510 was spent on accounting and legal fees, including fees related to the sale of NETSentry to Powertech, Inc. The Company began preparatory work to complete a Form 10-SB, the purpose being to register its shares under the Securities Exchange Act of 1934, thereby becoming a reporting issuer whose securities are eligible for the OTC Bulletin Board, Nasdaq or a national securities exchange, and to facilitate future financing.
It is anticipated legal and accounting fees will be lower after the Company is registered and the SEC investigation is completed.



POWERTECH'S STATEMENTS TO SEPTEMBER 30, 1999. During the three month period from June 30, 1999 to September 30, 1999, revenues were $5,240, resulting from interest, and total expenses were $202,635. The Company's activities during this period of time were related to hiring additional product development staff, development of the Company's first product, ProbeNET, a distributed network problem-solving tool for network professionals, and completing the Form 10-SB. Management decided to focus resources on the Company's flagship product, ProbeNET, and temporarily discontinue research on the hand-held tester (code named "TestBOT").



Of the total expenses incurred during the quarter, salaries and benefits accounted for $133,419 including the management fees paid to the Chief Financial Officer, Chief Technology Officer and Product General Manager. In addition, depreciation was $18,716, accounting and legal fees were $14,976 and rent was $10,467. The Company completed and submitted its Form 10-SB. It is expected that accounting and legal fees will be higher during the next quarter for fees (related to the Form 10-SB) not yet invoiced.



Year-to-date revenues totaled $12,970 (interest) and expenses were $526,471. Of the total expenses, salaries and benefits were $299,639 including the management fees paid to the Chief Financial Officer, Chief Technology Officer and Product General Manager, accounting and legal fees were $84,486, depreciation was $44,676, computer equipment and supplies were $30,810 and rent was $17,106.



YEAR 2000/Y2K ISSUES



Because many computer and computer applications define date by the last two digits of the year, "00" may not be properly identified as the year 2000. This error could have resulted in miscalculations or systems failure in computer systems, network elements, software applications and other business systems that have time-sensitive programs.



The Company has been unaffected by the Year 2000/Y2K issues and management does not believe there will be any Year 2000/Y2K issues in the future that will impact its operations.


ITEM 3.  DESCRIPTION OF PROPERTY


The Company subleases office space of approximately 2300 square feet for its executive offices and primary operating facility from an unrelated entity for monthly rent of Cdn $4600 (US $3,172) on a lease expiring on May 14, 2001, with an option to extend the lease for two years and to increase the space by 1000 square feet. The Company also leases approximately 750 feet for its main test lab and network infrastructure facility in an adjacent building for monthly rent of Cdn $442 (US $305) on a lease expiring on June 15, 2001, with an option to extend the lease for two years. In the opinion of management, these properties are adequate and suitable for the

Company's use for the foreseeable future. Until November 1999, the Company maintained at no cost a test lab at the home of Mr. Ruiu in Vancouver and a remote test site at an apartment of Mr. Ruiu in Edmonton, Alberta.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth, as of December 1, 1999, the beneficial ownership of shares of Company's common stock by any person known to be the beneficial owner of more than 5%, each of the directors and executive officers, and all directors and executive officers as a group. Except as otherwise indicated, each of the persons named has sole voting and investment power with respect to all shares beneficially owned. Beneficial ownership is calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934.


                                       AMOUNT AND NATURE
NAME OF BENEFICIAL OWNER            OF BENEFICIAL OWNERSHIP   PERCENT OF CLASS
------------------------            -----------------------   ----------------
Randy Voldeng                            2,942,500 shares           19.4%
370-1122 Mainland Street
Vancouver, BC  V6B 5L1

Dragos Ruiu                              2,942,500 shares           19.4%
370-1122 Mainland Street
Vancouver, BC  V6B 5L1

Jeff Plato                                    -0-                    -0-
370-1122 Mainland Street
Vancouver, BC v6b 5l1

Officers & Directors as a group          2,942,500 shares           19.4%
(2 persons)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and executive officers of the Company are:


NAME                       AGE               PRINCIPAL OCCUPATION
----                       ---               --------------------
Randy Voldeng               50               Director, President and
                                             Chief Executive Officer of
                                             NetMeasure and NetMeasure (Canada)

Jeff Plato                  32               Director and Vice
                                             President of NetMeasure
                                             and NetMeasure (Canada)

Each director is elected to hold office until the next annual meeting of stockholders and until his successor is elected or appointed and qualified. Each officer serves at the discretion of the Board of Directors. There is no family relationship between or among any of the directors or executive officers.


RANDY VOLDENG is a director and the President and Chief Executive Officer of Company since 1999, and NetMeasure (Canada), since 1998. Prior to co-founding NetMeasure (Canada) in 1998, Mr. Voldeng was the President of Hayes Voldeng Management, Inc., since 1993. Prior to founding Hayes Voldeng Management, Inc. in 1993, Mr. Voldeng was responsible for worldwide sales and marketing for the IDACOM Telecom Division of Hewlett-Packard ("HP"), since May 1992. Previous to that, he served as HP's Operations Manager, from August 1990. Before joining HP, Mr. Voldeng was Vice-President and Chief Operating Officer of IDACOM Electronics Ltd. of Edmonton, Alberta, from December 1998. While at IDACOM Electronics Ltd., he played a key role in the company's management and eventual sale to HP.



JEFF PLATO is a director and Vice President of NetMeasure and NetMeasure (Canada), since December 1999. Mr. Plato has twelve years experience related to the management of product lines and marketing and sales in a high-tech data communications environment. Mr. Plato has been NetMeasure (Canada)'s Product General Manager since February 1999. In 1998, he was Director of Customer Operations at Total Control Software, a division of General Electric's GE-Fanuc subsidiary, which provides automation software and hardware for the industrial automation industry; he was responsible for production, quality, customer support, training, and IT for the 120-person Canadian operations. In 1997, Mr. Plato was in charge of overall marketing responsibilities for a portfolio of test and measurement products for the IDACOM division of HP; from 1992 to 1994, he was in charge of worldwide sales and support for the same division. He also spent 2 years in Europe, where he managed business development of IDACOM products. In total, Mr. Plato worked for IDACOM Electronics Ltd. and the IDACOM Hewlett-Packard division for twelve years, from 1985 to 1997, in various roles including engineering, supporting, selling and marketing network measurement equipment, including the Broadband Series protocol analyzers. Mr. Plato has a degree in Computer Engineering.



The Company maintains "key man" life insurance for Mr. Voldeng in the amount of US $517,500 (Cdn $750,000).



By virtue of his positions and beneficial ownership of shares, Mr. Voldeng may be deemed a "control person" and a "parent"of the Company, within the definition of those terms in Rule 12b-2 of the Securities Exchange Act of 1934.



By virtue of their activities in founding and organizing NetMeasure and NetMeasure (Canada), each of Messrs. Voldeng, Ruiu, Daniel Para, David Raftery. Daniel Hodges and Ms. Kathy Para, who is married to Daniel Para, may be deemed a "promoter" of those companies, within the definition of that term in Rule 12b-2 of the Securities Exchange Act of 1934.



SIGNIFICANT EMPLOYEES. The following persons, each of whom joined NetMeasure (Canada) in 1999, are not executive officers, but are expected by the Company to make a significant contribution to its business:

Brent Marykuca is NetMeasure (Canada)'s Director of Product Development and Chief Software Architect. Mr. Marykuca has sixteen years' experience with operating systems, programming languages and the tools used to build software. He has a B.Sc. in Computer Science. Prior to joining NetMeasure (Canada), Mr. Marykuca was a Development Manager with Paradigm Development Corporation, from June 1997 to May 1999. He was responsible for managing Paradigm's projects with the Office Business Unit at Microsoft. His responsibilities included coordinating new development and upgrades to existing components, determining staffing levels, negotiating contracts and specifications, as well as acting as project lead on several projects. Prior to becoming a Development Manager, he was a software engineer at Paradigm, from June 1996 to June 1997. From October 1995 to March 1996. Mr. Marykuca was Manager, Systems Group at Essential Planning Systems, where he led a group responsible for the design and development of Windows user interface software as well as data access Application Programming Interfaces for Geographic Information System software. Previously, he was Technical Manager, Geographic Applications Group at OCS Technologies Corp., from September 1994 to October 1995, and Programmer/Analyst at Essential Planning Systems, from June 1993 to September 1994. From 1986 to 1993, Mr. Marykuca held various programming positions at the University of Victoria. From 1983 to 1986, he worked as an independent programmer.



Rowan Wing is NetMeasure (Canada)'s Lead Programmer. Before joining NetMeasure (Canada), Mr. Wing worked at two Canadian software companies, Merak Projects Ltd. and Infowave Software Inc. He has been responsible for the design and implementation of microcomputer-based products for wireless messaging, network protocols, oil and gas information systems, real-time data collection and Geographical Information Systems. He has ten years experience related to software development. Prior to joining NetMeasure (Canada), Mr. Wing was a senior programmer at Merak, from May 1997 to January 1999, where he worked on the development and architecture of a petroleum information system and a geospatial visualization component. Previously, from May 1996 to May 1997, he worked at Infowave as a senior programmer on such projects as a wireless email client user interface, protocols for wireless modems and a client server architecture for a next generation of wireless messaging services. Mr. Wing also was a programmer at PCI Pacific Inc., from March 1994 to May 1996, where he worked on a Geographic Information System user interface and GIS spatial analysis and indexing; he also worked on several projects for the University of Victoria, from September 1990 to January 1994.


ITEM 6.  EXECUTIVE COMPENSATION


Neither Mr. Voldeng, the Chief Executive Officer, nor any other executive officer of the Company received compensation (total salary and bonus) in excess of US $100,000 in any fiscal year since inception. Mr. Voldeng, Chief Executive Officer, received Cdn $12,000 (US $8,275) from May 22, 1998, inception of NetMeasure (Canada), through December 31, 1998, and Dragos Ruiu, former Chief Technical Officer, received Cdn $15,000 (US $8,275) during that period. In 1999, Mr. Voldeng received an annual salary of Cdn $90,000 ((US $62,000). In 2000, Mr. Voldeng and Mr. Plato each will receive an annual salary of Cdn $100,000 (US $69,000).

ITEM 7.  CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS


Pursuant to a Share Purchase Agreement dated for reference January 11, 1999, as amended by agreement dated January 29, 1999, NetMeasure acquired all of the issued and outstanding shares of NetMeasure (Canada) from Messrs. Voldeng and Ruiu in consideration of $115,00 payable by the issuance of 2,442,500 shares to each of them, or an aggregate of 4,885,000 shares, plus the transfer of an aggregate of 1,000,000 shares from promoters Kathy Para (300,000), Daniel Hodges (400,000) and David Raftery (300,000).



Each of Ms. Para and Mr. Raftery had acquired 300,000 shares in August 1998 and Mr. Hodges had acquired 400,000 shares in June 1998 for management services and organizational development services provided in connection with the incorporation of NetMeasure and serving as intial officers and/or directors. Daniel Para, who is married to Kathy Para, acquired 600,000 shares in December 1998 for $.03125 per share. Mr. Para also loaned NetMeasure (Canada) $100,000 in December 1998, which indebtedness was repaid by NetMeasure in connection with the closing of the Share Purchase Agreement in February 1999. The purpose of the loan was to allow NetMeasure (Canada) management to purchase development equipment, locate facilities and hire staff.



NetMeasure (Canada) entered into an option agreement dated September 10, 1998, amended by an agreement with NetMeasure, with Dragostech.com Inc., a company controlled by Mr. Ruiu, to obtain the related rights and equipment for an internet protocol tester known as TestBOT for $50,000 in cash and 500,000 common shares of NetMeasure. Management expects to exercise the option sometime in 2001, provided management still believes the product will achieve commercial success.


The Company has no formal policy, procedure or method concerning transactions with related or interested persons other than that any such transactions be fair to the Company and, where appropriate, be approved by a majority of disinterested directors or shareholders.


ITEM 8.  DESCRIPTION OF SECURITIES



The securities being registered are shares of common stock, par value $.001. There are 100,000,000 shares of common stock authorized, with 15,194,800 issued and outstanding as of January 1, 2000. Each of the common shares is entitled to one vote on all matters submitted to a vote of the stockholders. There are no cumulative voting rights or other special voting rights; nor are there any preemptive rights, or any preference as to dividends or interest or upon liquidation.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDEND ON THE REGISTRANT'S COMMON EQUITY AND OTHER
                              SHAREHOLDER MATTERS.


The shares of common stock were quoted and traded on the OTC Bulletin Board for two days, from January 11, 1999 until the temporary, ten-day trading suspension by the Securities and Exchange Commission ("SEC") on January 13, 1999 and, to the knowledge of the Company, trading has not resumed although the trading suspension no longer is in effect.



All of the Companys outstanding shares were issued without registration under the Securities Act of 1933, in reliance upon exemptions from registration afforded by Rule 504 of Regulation D, Rule 903 of Regulation S and Section 4(2) of that Act. The Division of Corporation Finance of the SEC is the view that none of such securities are "freely transferable," but the SEC itself has not officially expressed any views. Securities issued pursuant to Rule 504 are "restricted securities" which generally may not be offered or sold until after a one-year holding period and other conditions are satisfied. Securities issued pursuant to Rule 903 generally may be offered and sold outside the United States in accordance with the provisions of Rule 904 or in the United States or to U.S. Persons, as defined in Rule 902(k), after a one-year "distribution compliance period." The Company has not agreed to register any securities.






Risk of Low-Priced Stocks. Based upon the past quotations, shares of the Company's common stock are considered a "penny stock" for purposes of the Securities Exchange Act of 1934. The "penny stock" regulations, set forth in Rules 15g-1 through 15g-9 promulgated under that Act, impose sales practice and disclosure requirements on certain brokers and dealers who engage in certain transactions involving "penny stock."



Under the "penny stock" regulations, unless the broker or dealer or the transaction is otherwise exempt, a broker or dealer selling "penny stock" to any person other than an established customer or an "accredited investor" (generally, a financial institution or an individual with net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale. In addition, the "penny stock" regulations require the broker or dealer to deliver, prior to any transaction involving a "penny stock," a disclosure schedule prepared by the SEC relating to the "penny stock" market. A broker or dealer also is required to disclose commissions payable to the broker or dealer and the registered representative and current quotations for the "penny stock." In addition, a broker or dealer is required to send monthly statements disclosing recent price information with respect to the "penny stock" held in a customer's account and information with respect to the limited market in "penny stocks."



The additional sales practice and disclosure requirements imposed by the "penny stock" regulations could impede the sale of the Company's shares in the secondary market. In addition, the market liquidity for the Company's shares may be further severely affected, with concomitant adverse effects of the market price for the Company's shares.


HOLDERS. As of January 1, 2000, there were approximately 42 holders of record of the Company's shares.

DIVIDENDS. The Company has not declared any dividends since inception and does not intend to declare or pay any cash dividends in the foreseeable future. Rather, any net earnings shall be used for working capital and other corporate purposes.

ITEM 2.  LEGAL PROCEEDINGS

There are no material legal proceedings pending to which the Company is a party or to which any of its property is the subject.


On January 13, 1999, the SEC announced the temporary, ten-day suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of over the counter trading of the securities of Powertech, commencing at 9:30 a.m. on January 14, 1999 and terminating at 11:59 p.m. on January 28, 1999, because of questions raised about the accuracy and adequacy of publicly disseminated information concerning, among other things, contracts entered into by the issuer.



The SEC also is conducting a private investigation involving the Company pursuant to a formal order entered on January 26, 1999, styled In the Matter of PTC Group, Inc. (NY-6515). To the registrant's knowledge, the investigation is continuing.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


Peter Demian, CPA, Peter Demian & Co., Certified Public Accountants Clark, New Jersey, was the principal independent accountant for Powertech as of December 31, 1998 and for the partial period of May 4, 1998 (corporate inception) to December 31, 1998. Following the closing of the Share Purchase Agreement on February 12, 1999, Davidson and Company, Vancouver, British Columbia, were engaged as the principal independent accountants. The new accountants were not consulted regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered.



The decision to change accountants was made by Mr. Voldeng, primarily because of previous working relationships and the new accountants' physical proximity to the registrant. The former accountant's report on the financial statements did not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On June 18, 1998, 400,000 shares were issued to Daniel Hodges for management services and organizational development services rendered. On August 14, 1998, 300,000 shares were issued to each of Kathy Para and David Raftery, then directors, for management services rendered. There were no underwriters involved in these issuances. These shares were not registered under the Securities Act of 1933 in reliance upon the exemption afforded by Section 4(2).


On September 10, 1998, 3,200,000 shares were issued without registration at $.03125 per share, or an aggregate consideration of $100,000, to 42 accredited investors outside the United States, in reliance upon the exemption provided by Rule 903 of Regulation S. There were no underwriters involved.



On September 30, 1998, 3,550,000 shares were issued without registration at $.01 per share for consulting services (management services and organizational development services) to 12 persons outside the United States in reliance upon the exemption provided by Rule 903 of Regulation S. There were no underwriters involved.



On December 7, 1998, 2,000,000 shares were issued without registration at $.03125 per share, or an aggregate consideration of $62,500, to 6 accredited investors outside the United States, in reliance upon the exemption provided by Rule 903 of Regulation S. There were no underwriters involved.



On February 3 and 4, 1999, 809,800 shares were issued without registration at $.04101 per share, or an aggregate consideration of $33,247, to two accredited investors outside the United States, in reliance upon the exemption provided by Rule 903 of Regulation S. There were no underwriters involved.



On February 12, 1999, Powertech acquired from Randy Voldeng and Dragos Ruiu, citizens of Canada and residents of British Columbia, all of the issued and outstanding shares of NETSentry in consideration of $115,000 payable by the issuance of 2,442,500 shares to each of them, or an aggregate of 4,885,000 shares, without registration, in reliance upon the exemptions afforded by
Section 4(2) and Rule 903 of Regulation S. There were no underwriters involved. Messrs. Voldeng and Ruiu had acquired their shares of NetMeasure (Canada) for no cash consideration upon its organization in May 1998.



On January 17, 2000, 125,000 shares were issued without registration at $2.00 per share, or an aggregate of $250,000 to an accredited investor outside the United States, in reliance upon Rule 903 of Regulation S; two-year warrants for 125,000 shares at an exercise price of $2.50 per share, also were issued to the investor. No underwriters were involved.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


Pursuant to Nevada Revised Statutes ("NRS") 78.7502 of the Nevada General Corporation Law, a corporation may indemnify an officer, director, employee or agent who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except a derivative action, by reason of the fact that he is or was an officer, director, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Pursuant to NRS 78.751, any discretionary indemnification under NRS 78.7502 may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by: (a) the stockholders; (b) the board of directors by majority vote of directors who were not parties to the action, suit or proceeding; or (c) by independent legal counsel in a written opinion.

Article TWELVE of the Company's Articles of Incorporation provides that no director or officer of the corporation shall be personally liable for damages for breach of fiduciary duty as a director or officer involving any act or omission except those involving intentional misconduct, fraud or a knowing violation of law, or the payment of unlawful distributions to shareholders in violation of NRS 78.300.

                                    PART F/S
                         INDEX TO FINANCIAL STATEMENTS



CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT

   Consolidated Balance Sheets - Unaudited as at September 30, 1999
     and September 30, 1998                                                                         1

   Consolidated Statements of Operations - Unaudited for the cumulative period from inception to September 30, 1999, and for the period from January 1, 1999
     to September 30, 1999                                                                          2

   Consolidated Statements of Cash Flows - Unaudited for the cumulative period from inception to September 30, 1999, and for the period from January 1, 1999
     to September 30, 1999                                                                          3

   Consolidated Statement of Stockholders' Equity - Unaudited from inception to
     September 30, 1999                                                                             4

   Notes to the September 30, 1999 Unaudited Consolidated Financial Statements                   5-10

Report of the Independent Auditors on the Consolidated Financial Statements
   at June 30, 1999, and for the six months then ended                                             11

   Consolidated Balance Sheets as at June 30, 1999 and December 31, 1998                           12

   Consolidated Statement of Operations for the cumulative period from inception to June 30, 1999, and for the period from January 1, 1999
     to June 30, 1999                                                                              13

   Consolidated Statement of Cash Flows for the cumulative period from inception to June 30, 1999, and for the period from January 1, 1999
     to June 30, 1999                                                                              14

   Consolidated Statement of Stockholders' Equity from inception to
     June 30, 1999                                                                                 15

   Notes to the June 30, 1999 Consolidated Financial Statements                                 16-21

Independent Auditor's Report on the Financial Statements as at
   December 31, 1998, and for the period from inception to
   December 31, 1998                                                                               22

   Balance Sheet as at December 31, 1998                                                           23

   Statement of Operations for the period from inception to
     December 31, 1998                                                                             24

   Statement of Stockholders' Equity for the period from inception
     to December 31, 1998                                                                          25

   Statement of Cash Flows for the period from inception to
     December 31, 1998                                                                             26

   Notes to the December 31, 1998 Financial Statements                                          27-29

                                    PART F/S
                   INDEX TO FINANCIAL STATEMENTS (Continued)




FINANCIAL STATEMENTS OF BUSINESS ACQUIRED

Report of the Independent Auditors on the Financial Statements at February 11,
   1999 and December 31, 1998, and for the period from January 1, 1999 to
   February 11, 1999, from inception to December 31, 1998, and for the cumulative period from inception
   to February 11, 1999                                                                            30

   Balance Sheets as at February 11, 1999 and December 31, 1998                                    31

   Statement of Operations for the cumulative period from inception to February
     11, 1999, and for the periods from January 1, 1999
     to February 11, 1999, and from inception to December 31, 1998                                 32

   Statements of Cash Flows for the cumulative period from inception to February
     11, 1999, and for the periods from January 1, 1999
     to February 11, 1999, and from inception to December 31, 1998                                 33

   Statement of Stockholders' Equity from inception to February 11, 1999                           34

   Notes to the February 11, 1999 Financial Statements                                          35-38

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Pro-Forma Consolidated Statements of Operations for the period from inception to
   December 31, 1998 and for the period from January 1, 1999
   to September 30, 1999                                                                           39

Note to the Pro-Forma Consolidated Statements of Operations                                        40

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS - UNAUDITED
(expressed in U.S. dollars)

                                                                     September 30,       September 30,
                                                                              1999               1998
---------------------------------------------------------------------------------------------------------
                             ASSETS

Current
   Cash                                                           $         271,776   $               -
   Prepaids                                                                   6,742                   -
   Receivables                                                               33,622                   -
   Stock subscription receivable                                                  -             100,000
                                                                      ---------------     ---------------

                                                                            312,140             100,000
Due from company controlled by a shareholder
   (Note 3)                                                                  16,463                   -
Capital assets (Note 4)                                                     145,247                   -
Goodwill (net of amortization of $32,267) (Note 5)                          209,735                   -
                                                                      ---------------     ---------------

                                                                  $         683,585   $         100,000
                                                                      ---------------     ---------------

---------------------------------------------------------------------------------------------------------

                          LIABILITIES

Current
   Accounts payable and accruals (Note 7)                         $          25,191   $               -
                                                                      ---------------     ---------------

                      STOCKHOLDERS' EQUITY

Capital stock (Note 8)                                                       15,195               4,200
   Authorized:
     100,000,000 common shares of $0.001 par value
   Issued:
       15,194,800 (September 30, 1998 - 4,200,000)
                  common shares
Additional paid-in capital                                                1,383,090              96,800
Deficit                                                                    (739,891)             (1,000)
                                                                      ---------------     ---------------

                                                                            658,394             100,000
                                                                      ---------------     ---------------

                                                                  $         683,585   $         100,000
                                                                      ---------------     ---------------

--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED
(expressed in U.S. dollars)

                                      For the                                                   For the
                                  Period from         Nine Months       Three Months        Period from
                                 Inception to               Ended              Ended       Inception to
                                September 30,       September 30,      September 30,      September 30,
                                         1999                1999               1999               1998
---------------------------------------------------------------------------------------------------------
Revenue
   Interest                  $         12,970   $         12,970   $          5,240   $              -
                                ---------------    ---------------    ---------------     --------------

Expenses
   Marketing and sales
     Advertising                          768                768                  -                  -
     Salaries and benefits             75,768             75,768             31,280                  -
     Travel                            11,958             11,958              3,193                  -
                                ---------------    ---------------    ---------------     --------------

                                       88,494             88,494             34,473                  -
                                ---------------    ---------------    ---------------     --------------
   Product development
     Salaries and benefits            166,233            166,233             86,741                  -
     Travel and
       entertainment                    1,063              1,063                583                  -
                                ---------------    ---------------    ---------------     --------------

                                      167,296            167,296             87,324                  -
                                ---------------    ---------------    ---------------     --------------
   General and administrative
     Bank charges                         537                371                168                  -
     Communication                     14,403             11,653                180                  -
     Computer and
       office supplies                 38,644             30,810              5,327                  -
     Consulting                       194,938              9,000              9,000              1,000
     Depreciation and
       amortization                    44,676             44,676             18,716                  -
     Employee relocation                4,794              4,794              2,922                  -
     Foreign exchange                   5,678              5,678              2,398                  -
     Professional fees                114,188             84,486             14,976                  -
     Rent                              17,106             17,106             10,467                  -
     Salaries and benefits             57,638             57,638             15,398                  -
     Travel                             4,469              4,469              1,286                  -
                                ---------------    ---------------    ---------------     --------------

                                      497,071            270,681             80,838              1,000
                                ---------------    ---------------    ---------------     --------------

   Total expenses                     752,861            526,471            202,635              1,000
                                ---------------    ---------------    ---------------     --------------

Net loss                     $       (739,891)  $       (513,501)  $       (197,395)  $         (1,000)
                                ---------------    ---------------    ---------------     --------------

Weighted average
   number of shares
   outstanding                      9,031,639         14,360,301         15,194,800          1,136,000
                                ---------------    ---------------    ---------------     --------------

Loss per share - basic
   and diluted               $          (0.08)  $          (0.04)  $         (0.01)   $            Nil
                                ---------------    ---------------    ---------------     --------------

--------------------------------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
(expressed in U.S. dollars)

                                    For the                                                   For the
                                Period from         Nine Months       Three Months        Period from
                               Inception to               Ended              Ended       Inception to
                              September 30,       September 30,      September 30,      September 30,
                                       1999                1999               1999               1998
--------------------------------------------------------------------------------------------------------
Cash derived from (applied
  to)
   OPERATING
     Net loss                $       (739,891)  $       (513,501)  $        (197,395) $           (1,000)
     Depreciation and
       amortization                    44,676             44,676              18,716                   -
     Shares issued for
       services rendered              111,938                  -                   -               1,000
     Change in non-cash
       operating working
         capital
       Prepaids                        (6,742)            (6,742)               (654)                  -
       Receivables                    (15,313)           (15,313)            (12,999)                  -
       Accounts payable
         and accruals                 (12,700)           (25,311)            (41,125)                  -
                                ---------------    ---------------    ---------------     --------------

                                     (618,032)          (516,191)           (233,457)                  -
                                ---------------    ---------------    ---------------     --------------
   FINANCING
     Shares issued for cash         1,079,003            979,003                   -                   -
     Share subscriptions
       received                        54,688             54,688                   -                   -
     Payment of
       promissory notes
       payable by
       subsidiary company            (127,373)          (127,373)                  -                   -
                                ---------------    ---------------    ---------------     --------------

                                    1,006,318            906,318                   -                   -
                                ---------------    ---------------    ---------------     --------------
   INVESTING
     Bank overdraft                         -             (1,841)                  -                   -
     Short term note                        -                  -             250,182                   -
     Capital assets                  (134,160)          (134,160)            (26,984)                  -
     Advances to
       company controlled
       by a shareholder               (16,463)           (16,463)                  -                   -
     Cash assumed on
       acquisition of
       subsidiary                      34,113             34,113                   -                   -
                                ---------------    ---------------    ---------------     --------------

                                     (116,510)          (118,351)            223,198                   -
                                ---------------    ---------------    ---------------     --------------

Net decrease in cash                  271,776            271,776             (10,259)                  -

Cash

   Beginning of period                      -                  -             282,035                   -
                                ---------------    ---------------    ---------------     --------------

   End of period             $        271,776   $        271,776   $         271,776  $              Nil
                                ---------------    ---------------    ---------------     --------------

--------------------------------------------------------------------------------------------------------

NON-CASH ITEMS NOT INCLUDED IN CASH FLOWS:
   Shares issued
     for subscription
     receivable              $              -   $              -   $               -  $          100,000
   Shares issued for
     services                $        111,938   $              -   $               -  $            1,000
   Shares issued to
     acquire subsidiary      $        152,656   $        152,656   $               -  $                -

--------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
           Consolidated Statement of Stockholders' Equity - Unaudited
--------------------------------------------------------------------------------
(expressed in U.S. dollars)
From the Date of Inception to September 30, 1999
--------------------------------------------------------------------------------


                                   COMMON SHARES
                             ---------------------------
                                                           ADDITIONAL
                                                              PAID-IN
                                SHARES         AMOUNT         CAPITAL          DEFICIT         TOTAL
Common stock issued to
   officers for services
   rendered                    1,000,000   $     1,000   $             -  $           -   $       1,000

Common stock issued by
   offering at $.03125 per
   share                       3,200,000         3,200            96,800              -         100,000

Net  loss  for  the  period
   from inception to
   September 30, 1998                  -             -                 -         (1,000)         (1,000)
                             -------------    ----------    -------------    ------------    -----------

Balance, September 30,
   1998                        4,200,000         4,200            96,800         (1,000)        100,000

Common stock issued by
   offering at $.03125 per
   share                       1,750,000         1,750            52,938              -          54,688

Common stock issued by
   offering at $.03125 per
   share for services
   rendered                    3,550,000         3,550           107,388              -         110,938

Net loss for the period
   from October 1, 1998 to
   December 31, 1998                   -             -                 -       (225,390)       (225,390)
                             -------------    ----------    -------------    ------------    -----------

Balance, December 31,
   1998                        9,500,000         9,500           257,126       (226,390)         40,236

Common stock issued
   for cash, net of issue
   costs of $33,247              809,800           810           978,193              -         979,003

Common stock issued at
   $.03125 per share on
   acquisition of
   NETSentry Technology
   Inc. (Note 5)               4,885,000         4,885           147,771              -         152,656

Net loss for the nine
   months ended
   September 30, 1999                  -             -                 -       (513,501)       (513,501)
                             -------------    ----------    -------------    ------------    -----------

Balance, September 30,
   1999                       15,194,800   $    15,195   $     1,383,090  $    (739,891)  $     658,394
                             -------------    ----------    -------------    ------------    -----------

--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to the Unaudited Consolidated Financial Statements
(expressed in U.S. dollars)
September 30, 1999
--------------------------------------------------------------------------------

1.   OPERATIONS AND GOING CONCERN

The company was incorporated under the laws of the State of Nevada on May 4, 1998 to engage in the business of internet software and hardware development. The company's fiscal year end is December 31.

On February 12, 1999, the company acquired all the issued and outstanding common shares of NETSentry Technology Inc., a Vancouver, Canada based company in business to develop and exploit technologies that improve the efficiency, reliability and recoverability of internet protocol networks.

THE COMPANY HAS COMMENCED ITS PLANNED PRINCIPAL OPERATIONS THROUGH ITS NEWLY ACQUIRED SUBSIDIARY, HOWEVER, IT HAS NOT YET EARNED ANY REVENUE THEREFROM AND THE TECHNOLOGIES THAT IT INTENDS TO DEVELOP WILL REQUIRE CASH SIGNIFICANTLY IN EXCESS OF ITS CURRENT RESOURCES. THE ABILITY OF THE COMPANY TO DEVELOP THESE TECHNOLOGIES INTO MARKETABLE PRODUCTS IS DEPENDENT ON MANAGEMENT'S ABILITY TO OBTAIN ADEQUATE ADDITIONAL FINANCING, DEVELOP COMMERCIALLY SALEABLE PRODUCTS AND TO ACHIEVE PROFITABLE OPERATIONS.

MANAGEMENT IS DEVOTING SIGNIFICANT EFFORTS TO OBTAIN PRIVATE FINANCING TO FUND THE CONTINUED DEVELOPMENT OF ITS PROBENET TECHNOLOGY (NOTE 6). TO DATE, MANAGEMENT HAS NOT BEEN SUCCESSFUL IN OBTAINING THIS FINANCING AND SHOULD IT BE ULTIMATELY UNSUCCESSFUL, A MERGER OR A SALE OF THE TECHNOLOGY IS AN ALTERNATIVE COURSE OF ACTION THAT WOULD BE EXPLORED.

THE COMPANY'S CURRENT OPERATIONAL FOCUS IS TO ENSURE THAT PROBENET IS ABLE TO BE COMMERCIALLY EXPLOITED. TO THAT END, MANAGEMENT IS DEVOTING SUBSTANTIALLY ALL OF THE COMPANY'S RESOURCES TO THE DEVELOPMENT OF THE TECHNOLOGY AND IS ALSO NEGOTIATING WITH A STRATEGIC SALES CHANNEL PARTNER (NOTE 6) TO SUPPORT THE MARKETING OF THE TECHNOLOGY ONCE ITS DEVELOPMENT IS COMPLETE.

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                             PREPARED BY MANAGEMENT

These consolidated financial statements have been prepared by the company's management and include all adjustments which, in the opinion of management, are necessary in order to make the financial statements not misleading.

                                USE OF ESTIMATES

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED

--------------------------------------------------------------------------------

accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to the Unaudited Consolidated Financial Statements
(expressed in U.S. dollars)
September 30, 1999
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                                 CONSOLIDATION

These financial statements include the accounts of the company and its wholly-owned subsidiary, NETSentry Technology Inc. All intercompany transactions and balances have been eliminated.

                                 CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is provided for at the following rates and methods:

   Office equipment                                         20%, straight line method
   Computer hardware                                        30%, straight line method
   Computer software                                        50%, straight line method
   Furniture and fixtures                                   20%, straight line method
   Leasehold improvements                                   straight line over the term of the lease

Depreciation is recorded at one-half the annual rate in the year of acquisition.

                                   TECHNOLOGY

The company capitalizes the acquisition costs of technologies where their technological feasibility has been established. The acquisition cost of the ProbeNET technology (Note 5) has been recorded at $Nil since it has yet to attain technological feasibility. All costs incurred to develop this technology will be expensed as incurred.

                                    GOODWILL

Goodwill arises from the acquisition of the operations of the subsidiary and consists of the excess of the purchase price over the estimated fair value of the net assets acquired. Goodwill is being amortized over a period of five years. The company reviews the value assigned to goodwill to determine if it has been impaired by adverse conditions affecting the company. Management is of the opinion that there has been no diminuation in the value assigned.

                             FINANCIAL INSTRUMENTS

The company has financial instruments that include cash, receivables and payables and amounts due from a company controlled by a shareholder. The carrying value of these financial instruments approximates their fair value.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to the Unaudited Consolidated Financial Statements
(expressed in U.S. dollars)
September 30, 1999
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                          FOREIGN CURRENCY TRANSLATION

THE COMPANY CONSIDERS THE U.S. DOLLAR ITS FUNCTIONAL CURRENCY.

Monetary assets and liabilities resulting from foreign currency transactions are translated into United States dollars using the year end conversion rates. Revenues, expenses, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the period.

                            STATEMENT OF CASH FLOWS

For the purpose of the statement of cash flows, the company considers cash on hand and balances with banks, net of overdrafts, and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.

                             DEFERRED INCOME TAXES

Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets or liabilities are determined by applying the presently enacted tax rates and laws.

A valuation allowance is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

--------------------------------------------------------------------------------

3.   DUE FROM COMPANY CONTROLLED BY A SHAREHOLDER

Advances to this related party are due on demand, bear no interest and are unsecured.

--------------------------------------------------------------------------------

4.   CAPITAL ASSETS                                                                         September 30
                                                 SEPTEMBER 30, 1999                                 1998
                                -----------------------------------------------------               ----
                                                    Accumulated                 NET                 Net
                                      Cost         Depreciation          BOOK VALUE          Book Value
                                      ----         ------------          ----------         ------------
Computer hardware
   and software              $     120,707   $           10,251   $         110,456   $               -
Office equipment                    13,585                  486              13,099                   -
Leasehold
   improvements                     15,410                1,627              13,783                   -
Furniture and fixtures               8,298                  389               7,909                   -
                                ------------    -----------------    ----------------    ----------------

                             $     158,000   $           12,753   $         145,247   $             Nil
                                ------------    -----------------    ----------------    ----------------

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to the Unaudited Consolidated Financial Statements
(expressed in U.S. dollars)
September 30, 1999
--------------------------------------------------------------------------------


5.   ACQUISITION

On February 12, 1999, the company acquired all the issued and outstanding shares of NETSentry Technology Inc. from unrelated parties for 4,885,000 shares. This acquisition was accounted for by the purchase method with the company being the acquirer.

The net assets acquired were recorded at their net book value which approximated their fair values except for the in-process technology acquired which was not recognized in these financial statements as it has not yet reached technological feasibility. The stock issued in this transaction was recorded at an estimate of its fair market value at the time that the acquisition agreement was negotiated. The results of operations of NETSentry Technology Inc. have been included in these consolidated financial statements from the date of acquisition.

   Assets acquired
     Cash                                             $           34,113
     Receivables                                                  18,309
     Capital assets                                               23,496
     Goodwill                                                    242,002
                                                           ----------------

                                                                 317,920

   Liabilities assumed
     Payables and accruals                                        37,891
     Advances from Powertech, Inc. to repay
       promissory notes payable by NETSentry                     127,373
                                                           ----------------

   Net assets acquired                                $          152,656
                                                           ----------------

   Purchase price consists of:
     4,885,000 of the company's common shares
       at $.03125 per share                           $          152,656
                                                           ----------------

--------------------------------------------------------------------------------

6.   TECHNOLOGY

By an agreement dated December 23, 1998, the company's newly-acquired subsidiary purchased from one of its shareholders for nominal consideration, all world-wide rights, title and interest in the internet technology known as ProbeNET.

The marketing of this technology is subject to a Memorandum of Understanding ("MOU") entered into by the company and an international computer products distributor. If development of this technology is successful, the terms of the MOU require the company to sell the ProbeNET software through the distributor at a negotiated 50% discount from its net selling price. The term of this MOU is 24 months from the date that ProbeNET is initially released and the MOU is subject to mutually agreed annual renewal terms.

The ProbeNET technology has not been recorded in these financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to the Unaudited Consolidated Financial Statements
(expressed in U.S. dollars)
September 30, 1999
--------------------------------------------------------------------------------

                                                   SEPTEMBER 30           September 30
7.   ACCOUNTS PAYABLE AND ACCRUALS                         1999                   1998
                                                           ----                   ----
Accounts payable                           $             12,191   $                  -
Accruals                                                 13,000                      -
                                               ------------------    -------------------

                                           $             25,191   $                Nil
                                               ------------------    -------------------

--------------------------------------------------------------------------------

8.   CAPITAL STOCK

As a result of the acquisition of NETSentry, 5,885,000 of the issued and outstanding shares are restricted securities as defined under the Securities Act of 1933 and in the future may be sold only in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder.

On September 30, 1998 the Board of Directors authorized a stock issuance of 3,550,000 common shares of the company at $.03125 per share subject to Regulation D, Rule 504 Offering Memorandum. The offering was closed on October 10, 1998. An amount of 3,550,000 common shares were issued in exchange for services. These services were booked at an estimate of the fair value of the shares issued of $110,938, and are recorded as consulting expense.

--------------------------------------------------------------------------------

9.   OPTION AGREEMENT

The company's subsidiary has entered into an option agreement with a company controlled by a director and shareholder of the company. This agreement enables this subsidiary to obtain the related rights and equipment for an Internet Protocol Tester known as TestBOT for consideration consisting of $50,000 in cash and 500,000 of its common shares. This option expires on September 10, 2003.

Should the option be exercised, the consideration issued under this option will be capitalized in the event that TestBOT has attained technological feasibility. The shares issued to exercise this option will be recorded at their fair value based on current trading price on the date that they are issued.

--------------------------------------------------------------------------------

10.  INCOME TAXES

At September 30, 1999, the company has net operating losses carried forward of approximately $740,000 (September 30, 1998: $1,000) that may be offset against future taxable income from 2006 to 2011. No future tax benefit has been recorded in the financial statements, as the company believes that is more likely than not that the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to the Unaudited Consolidated Financial Statements
(expressed in U.S. dollars)
September 30, 1999
--------------------------------------------------------------------------------

11.  COMMITMENTS

The company's subsidiary has obligations under premises lease agreements. The leases provide for approximate annual commitments as follows:

   1999                                           $         19,000
   2000                                                     37,000
   2001                                                     15,000

--------------------------------------------------------------------------------

12.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE


The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Also, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000. If not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


--------------------------------------------------------------------------------

13.      SEC investigation and suspension of trading

On January 13, 1999, the Securities and Exchange Commission (SEC) announced the temporary ten-day suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of over the counter trading of the securities of Powertech, as a result of questions raised about the accuracy and adequacy of information publicly disseminated regarding the company.

A private investigation styled "In the Matter of PTC Group, Inc." involving Powertech is being conducted by the SEC pursuant to a formal order of investigation entered by the Commission on January 26, 1999. To the company's knowledge, the investigation is continuing as of the date of this audit report.

The outcome of the investigation and the potential loss, if any, cannot be reasonably determined at this time since the probability that a negative outcome will result is currently indeterminable and the extent of any monetary loss cannot be reasonably estimated. No amount has therefore been included in the financial statements.

     INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS


          To the Board of Directors
          and Shareholders of Powertech, Inc.


          We have audited the consolidated balance sheet of Powertech, Inc. as at June 30, 1999 and the consolidated statements of operations, cash flows and stockholders' equity for the six months then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Powertech, Inc. as at June 30, 1999 and the results of its operations and its cash flows for the six months then ended in accordance with generally accepted accounting principles in the United States of America.

          The accompanying consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          The financial statements as at December 31, 1998 and for the period from inception to December 31, 1998 were audited by a firm of certified public accountants who expressed an opinion without reservation on those statements in their report dated October 5, 1999.

                                                          "Davidson & Company"
          Vancouver, Canada
          September 1, 1999                               Chartered Accountants

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
(expressed in U.S. dollars)

                                                                           June 30,        December 31,
                                                                               1999                1998
---------------------------------------------------------------------------------------------------------
                             ASSETS

Current
   Cash                                                           $         282,035   $               -
   Short term note                                                          250,182                   -
   Prepaids                                                                   6,088                   -
   Receivables                                                               20,623                   -
   Stock subscription receivable                                                  -              54,688
                                                                      ---------------     ---------------

                                                                            558,928              54,688
Due from company controlled by a shareholder
   (Note 3)                                                                  16,463                   -
Capital assets (Note 4)                                                     124,879                   -
Goodwill (net of amortization of $20,167) (Note 5)                          221,835                   -
                                                                      ---------------     ---------------

                                                                  $         922,105   $          54,688
                                                                      ---------------     ---------------

---------------------------------------------------------------------------------------------------------

                          LIABILITIES

Current
   Accounts payable, accruals and bank overdraft
     (Note 7)                                                     $          66,316   $          14,452
                                                                      ---------------     ---------------

                      STOCKHOLDERS' EQUITY

Capital stock (Note 8)                                                       15,195               9,500
   Authorized:
     100,000,000 common shares of $0.001 par value
   Issued:
       15,194,800 (December 31, 1998 - 9,500,000)
                         common shares
Additional paid-in capital                                                1,383,090             257,126
Deficit                                                                    (542,496)           (226,390)
                                                                      ---------------     ---------------

                                                                            855,789              40,236
                                                                      ---------------     ---------------

                                                                  $         922,105   $          54,688
                                                                      ---------------     ---------------


--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
(expressed in U.S. dollars)

                                                        For the                                  For the
                                                    Period from          Six Months          Period from
                                                   Inception to               Ended         Inception to
                                                       June 30,            June 30,         December 31,
                                                           1999                1999                 1998
---------------------------------------------------------------------------------------------------------
Revenue
   Interest                                   $           7,730   $           7,730   $                -
                                                  ---------------     ---------------     ---------------

Expenses
   Marketing and sales
     Advertising                                          1,108               1,108                    -
     Salaries and benefits                               44,148              44,148                    -
     Travel and entertainment                             8,765               8,765                    -
                                                  ---------------     ---------------     ---------------

                                                         54,021              54,021                    -
                                                  ---------------     ---------------     ---------------
   Product development
     Salaries and benefits                               79,492              79,492                    -
     Travel and entertainment                               480                 480                    -
                                                  ---------------     ---------------     ---------------

                                                         79,972              79,972                    -
                                                  ---------------     ---------------     ---------------
   General and administration
     Bank charges                                           203                 203                    -
     Communication                                       14,223              11,473                2,750
     Computer and office supplies                        54,970              25,483               29,487
     Consulting                                         186,688                   -              186,688
     Depreciation and amortization                       25,960              25,960                    -
     Employee relocation                                  1,872               1,872                    -
     Foreign exchange                                     3,280               3,280                    -
     Professional fees                                   74,975              69,510                5,465
     Rent                                                 6,639               6,639                    -
     Salaries and benefits                               42,240              42,240                    -
     Travel and entertainment                             5,183               3,183                2,000
                                                  ---------------     ---------------     ---------------

                                                        416,233             189,843              226,390
                                                  ---------------     ---------------     ---------------

   Total expenses                                       550,226             323,836              226,390
                                                  ---------------     ---------------     ---------------

Net loss                                      $        (542,496)  $        (316,106)  $         (226,390)
                                                  ---------------     ---------------     ---------------

Weighted average number of shares
   outstanding                                        7,688,011          13,963,136            2,995,436
                                                  ---------------     ---------------     ---------------

Loss per share - basic and diluted            $           (0.07)  $           (0.02)  $          (0.08)
                                                  ---------------     ---------------     ---------------

---------------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
(expressed in U.S. dollars)

                                                        For the                                  For the
                                                    Period from          Six Months          Period from
                                                   Inception to               Ended         Inception to
                                                       June 30,            June 30,         December 31,
                                                           1999                1999                 1998
---------------------------------------------------------------------------------------------------------
Cash derived from (applied to)
   OPERATING
     Net loss                                 $        (542,496)  $        (316,106)  $         (226,390)
     Depreciation and amortization                       25,960              25,960                    -
     Shares issued for services rendered                111,938                   -              111,938
     Change in non-cash operating
       working capital
       Prepaids                                          (6,088)             (6,088)                   -
       Receivables                                       (2,314)             (2,314)                   -
       Accounts payable and accruals                     28,425              15,814               12,611
                                                  ---------------     ---------------     ---------------

                                                       (384,575)           (282,734)            (101,841)
                                                  ---------------     ---------------     ---------------
   FINANCING
     Shares issued for cash                           1,079,003             979,003              100,000
     Share subscriptions received                        54,688              54,688                    -
     Payment of promissory notes
       payable by subsidiary company
       (Note 6)                                        (127,373)           (127,373)                   -
                                                  ---------------     ---------------     ---------------

                                                      1,006,318             906,318              100,000
                                                  ---------------     ---------------     ---------------
   INVESTING
     Bank overdraft                                           -              (1,841)               1,841
     Short term note                                   (250,182)           (250,182)                   -
     Capital assets                                    (107,176)           (107,176)                   -
     Advances to company controlled
       by a shareholder                                 (16,463)            (16,463)                   -
     Cash assumed on acquisition of
       subsidiary                                        34,113              34,113                    -
                                                  ---------------     ---------------     ---------------

                                                       (339,708)           (341,549)               1,841
                                                  ---------------     ---------------     ---------------

Net increase in cash                                    282,035             282,035                    -

Cash

   Beginning of period                                        -                   -                    -
                                                  ---------------     ---------------     ---------------

   End of period                              $         282,035   $         282,035   $              Nil
                                                  ---------------     ---------------     ---------------

---------------------------------------------------------------------------------------------------------

NON-CASH ITEMS NOT INCLUDED IN CASH FLOWS:
   Shares issued for subscription
     receivable                               $               -   $               -   $           54,688
   Shares issued for services                 $         111,938   $               -   $          111,938
   Shares issued to acquire subsidiary        $         152,656   $         152,656   $                -

---------------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
                 Consolidated Statement of Stockholders' Equity
--------------------------------------------------------------------------------
(expressed in U.S. dollars)
From the Date of Inception to June 30, 1999
--------------------------------------------------------------------------------



                                   COMMON SHARES
                             ---------------------------
                                                           ADDITIONAL
                                                              PAID-IN
                                SHARES         AMOUNT         CAPITAL          DEFICIT         TOTAL
Common stock issued to
   officers for services
   rendered                    1,000,000   $     1,000   $             -  $           -   $       1,000

Common stock issued by
   offering at $.03125 per
   share                       4,950,000         4,950           149,738              -         154,688

Common stock issued by
   offering at $.03125 per
   share for services
   rendered                    3,550,000         3,550           107,388              -         110,938

Net loss for the period
   from inception to
   December 31, 1998                   -             -                 -       (226,390)       (226,390)
                             -------------    ----------    -------------    ------------    -----------

Balance,
   December 31, 1998           9,500,000         9,500           257,126       (226,390)         40,236

Common stock issued
   for cash, net of issue
   costs of $33,247              809,800           810           978,193              -         979,003

Common stock issued at
   $.03125 per share on
   acquisition of
   NETSentry Technology
   Inc. (Note 5)               4,885,000         4,885           147,771              -         152,656

Net loss for the six months
   ended June 30, 1999                 -             -                 -       (316,106)       (316,106)
                             -------------    ----------    -------------    ------------    -----------

Balance, June 30, 1999        15,194,800   $    15,195   $     1,383,090  $    (542,496)  $     855,789
                             -------------    ----------    -------------    ------------    -----------

--------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
June 30, 1999
--------------------------------------------------------------------------------

1.   OPERATIONS AND GOING CONCERN

The company was incorporated under the laws of the State of Nevada on May 4, 1998 to engage in the business of internet software and hardware development. The company's fiscal year end is December 31.

On February 12, 1999, the company acquired all the issued and outstanding common shares of NETSentry Technology Inc., a Vancouver, Canada based company in business to develop and exploit technologies that improve the efficiency, reliability and recoverability of internet protocol networks.

The company has commenced its planned principal operations through its newly acquired subsidiary, however, it has not yet earned any revenue therefrom and the technologies that it intends to develop will require cash significantly in excess of its current resources. The ability of the company to develop these technologies into marketable products is dependent on management's ability to obtain adequate additional financing, develop commercially saleable products and to achieve profitable operations.

Management is devoting significant efforts to obtain private financing to fund the continued development of its ProbeNET technology (Note 6). To date, management has not been successful in obtaining this financing and should it be ultimately unsuccessful, a merger or a sale of the technology is an alternative course of action that would be explored.

The company's current operational focus is to ensure that ProbeNET is able to be commercially exploited. To that end, management is devoting substantially all of the company's resources to the development of the technology and is also negotiating with a strategic sales channel partner (Note 6) to support the marketing of the technology once its development is complete.

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                                USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

--------------------------------------------------------------------------------

                                 CONSOLIDATION

These financial statements include the accounts of the company and its wholly-owned subsidiary, NETSentry Technology Inc. All intercompany transactions and balances have been eliminated.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
June 30, 1999
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                                 CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is provided for at the following rates and methods:

   Office equipment                                         20%, straight line method
   Computer hardware                                        30%, straight line method
   Computer software                                        50%, straight line method
   Furniture and fixtures                                   20%, straight line method
   Leasehold improvements                                   straight line over the term of the lease

Depreciation is recorded at one-half the annual rate in the year of acquisition.

                                   TECHNOLOGY

The company capitalizes the acquisition costs of technologies where their technological feasibility has been established. The acquisition cost of the ProbeNET technology (Note 5) has been recorded at $nil since it has yet to attain technological feasibility. All costs incurred to develop this technology will be expensed as incurred until such time as ProbeNET attains technological feasibility.

                                    GOODWILL

Goodwill arises from the acquisition of the operations of the subsidiary and consists of the excess of the purchase price over the estimated fair value of the net assets acquired. Goodwill is being amortized over a period of five years. The company reviews the value assigned to goodwill to determine if it has been impaired by adverse conditions affecting the company. Management is of the opinion that there has been no diminuation in the value assigned.

                             FINANCIAL INSTRUMENTS

The company has financial instruments that include cash, receivables and payables and amounts due from a company controlled by a shareholder. The carrying value of these financial instruments approximates their fair value.

                          FOREIGN CURRENCY TRANSLATION

The company considers the U.S. dollar its functional currency.

Monetary assets and liabilities resulting from foreign currency transactions are translated into United States dollars using the year end conversion rates. Revenues, expenses, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the period.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
June 30, 1999
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                            STATEMENT OF CASH FLOWS

For the purpose of the statement of cash flows, the company considers cash on hand and balances with banks, net of overdrafts, and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.

                             DEFERRED INCOME TAXES

Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets or liabilities are determined by applying the presently enacted tax rates and laws.

A valuation allowance is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

                                SHORT TERM NOTE

The short term note was issued by GE Capital Corp. The note was purchased on May 18, 1999 for $250,181 and matures on August 17, 1999 at $253,000.

--------------------------------------------------------------------------------

3.   DUE FROM COMPANY CONTROLLED BY A SHAREHOLDER

Advances to this related party are due on demand, bear no interest and are unsecured.

--------------------------------------------------------------------------------

                                                                                             December 31
4.   CAPITAL ASSETS                                JUNE 30, 1999                                    1998
                                -----------------------------------------------------               ----
                                                    Accumulated                 NET                 Net
                                      Cost         Depreciation          BOOK VALUE          Book Value
                                      ----         ------------          ----------          -----------
Computer hardware
   and software              $     101,253   $            5,044   $          96,209   $               -
Office equipment                     9,598                  140               9,458                   -
Leasehold
   improvements                     13,341                  441              12,900                   -
Furniture and fixtures               6,480                  168               6,312                   -
                                ------------    -----------------    ----------------    ----------------

                             $     130,672   $            5,793   $         124,879   $             Nil
                                ------------    -----------------    ----------------    ----------------

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
June 30, 1999
--------------------------------------------------------------------------------

5.   ACQUISITION

On February 12, 1999, the company acquired all the issued and outstanding shares of NETSentry Technology Inc. from unrelated parties for 4,885,000 shares. This acquisition was accounted for by the purchase method with the company being the acquirer.

The net assets acquired were recorded at their net book value which approximated their fair values except for the in-process technology acquired which was not recognized in these financial statements as it has not yet reached technological feasibility. The stock issued in this transaction was recorded at an estimate of its fair market value at the time that the acquisition agreement was negotiated. The results of operations of NETSentry Technology Inc. have been included in these consolidated financial statements from the date of acquisition.

   Assets acquired
     Cash                                                         $         34,113
     Receivables                                                            18,309
     Capital assets                                                         23,496
     Goodwill                                                              242,002
                                                                     ----------------

                                                                           317,920

   Liabilities assumed
     Payables and accruals                                                  37,891
     Advances from Powertech, Inc. to repay
       promissory notes payable by NETSentry                               127,373
                                                                     ----------------

   Net assets acquired                                            $        152,656
                                                                     ----------------

   Purchase price consists of:
     4,885,000 of the company's common shares at
       $.03125 per share                                          $        152,656
                                                                     ----------------

--------------------------------------------------------------------------------

6.   TECHNOLOGY

By an agreement dated December 23, 1998, the company's newly-acquired subsidiary purchased from one of its shareholders for nominal consideration, all world-wide rights, title and interest in the internet technology known as ProbeNET.

The marketing of this technology is subject to a Memorandum of Understanding ("MOU") entered into by the company and an international computer products distributor. If development of this technology is successful, the terms of the MOU require the company to sell the ProbeNET software through the counterparty at a negotiated 50% discount from its net selling price. The term of this MOU is 24 months from the date that ProbeNET is initially released and the MOU is subject to mutually agreed annual renewal terms.

The ProbeNET technology has not been recorded in these financial statements.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
June 30, 1999
--------------------------------------------------------------------------------

                                                              JUNE 30         December 31
7.   ACCOUNTS PAYABLE AND ACCRUALS                               1999                1998
                                                                 ----                ----
Bank overdraft                                       $              -    $          1,841
Accounts payable                                               33,626               8,611
Accruals                                                       32,690               4,000
                                                        ----------------    ----------------

                                                     $         66,316    $         14,452
                                                        ----------------    ----------------

--------------------------------------------------------------------------------

8.   CAPITAL STOCK

As a result of the acquisition of NETSentry, 5,885,000 of the issued and outstanding shares are restricted securities as defined under the Securities Act of 1933 and in the future may be sold only in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder.

On September 30, 1998 the Board of Directors authorized a stock issuance of 3,550,000 common shares of the company at $.03125 per share subject to Regulation D, Rule 504 Offering Memorandum. The offering was closed on October 10, 1998. An amount of 3,550,000 common shares were issued in exchange for services. These services were booked at an estimate of the fair value of the shares issued of $110,938, and recorded as consulting expense.

--------------------------------------------------------------------------------

9.   OPTION AGREEMENT

The company's subsidiary has entered into an option agreement with a company controlled by a director and shareholder of the company. This agreement enables this subsidiary to obtain the related rights and equipment for an Internet Protocol Tester known as TestBOT for consideration consisting of $50,000 in cash and 500,000 of its common shares. This option expires on September 10, 2003.

Should the option be exercised, the consideration issued under this option will be capitalized in the event that TestBOT has attained technological feasibility. The shares issued to exercise this option will be recorded at their fair value based on current trading price on the date that they are issued.

--------------------------------------------------------------------------------

10.  INCOME TAXES


At June 30, 1999, the company has net operating losses carried forward of approximately $542,000 (December 31, 1998: $226,000) that may be offset against future taxable income from 2006 to 2011. No future tax benefit has been recorded in the financial statements, as the company believes that is more likely than not that the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
June 30, 1999
--------------------------------------------------------------------------------

11.  COMMITMENTS

The company's subsidiary has obligations under premises lease agreements. The leases provide for annual commitments as follows:

   1999                                               $         18,723
   2000                                                         37,447
   2001                                                         15,603

--------------------------------------------------------------------------------

12.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Also, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 issue may be experienced before, on, or after January 1, 2000. If not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect business operations. It is not possible to be certain that all aspects of the year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

--------------------------------------------------------------------------------

13.      SEC INVESTIGATION AND SUSPENSION OF TRADING

On January 13, 1999, the Securities and Exchange Commission (SEC) announced the temporary ten-day suspension, pursuant to section 12(k) of the Securities Exchange Act of 1934, of over the counter trading of the securities of powertech, as a result of questions raised about the accuracy and adequacy of information publicly disseminated regarding the company.

A private investigation styled "In The Matter Of PTC Group, Inc." involving Powertech is being conducted by the SEC pursuant to a formal order of investigation entered by the Commission on January 26, 1999. To the company's knowledge, the investigation is continuing as of the date of this audit report.

The outcome of the investigation and the potential loss, if any, cannot be reasonably determined at this time since the probability that a negative outcome will result is currently indeterminable and the extent of any monetary loss cannot be reasonably estimated. No amount has therefore been included in the financial statements.

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

          Board of Directors
          Powertech, Inc.

          We have audited the accompanying balance sheet of Powertech, Inc. (a development stage company), as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the partial period of May 4, 1998 (corporate inception) through December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Powertech, Inc. (a development stage company) as of December 31, 1998 and the results of its operations and cash flows for the partial period May 4 to December 31, 1998, in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 6 to the financial statements, the company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                                  "Peter Demian"
                                                               Peter Demian, CPA

                                                    Demian & Company, P.C.
                                                    Certified Public Accountants

          October 5, 1999
          Clark, New Jersey

                                POWERTECH, INC.
                         (A Development Stage Company)
                                 BALANCE SHEET

                                     ASSET

                                                                                         December 31,
                                                                                             1998
                                                                                         ------------
CURRENT ASSET

   Stock Subscription Receivable                                                  $               54,688
                                                                                       ------------------

   TOTAL CURRENT ASSET                                                                            54,688
                                                                                       ------------------

   TOTAL ASSET                                                                    $               54,688
                                                                                       ------------------

---------------------------------------------------------------------------------------------------------

                                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts Payable and Bank Overdraft                                            $               14,452
                                                                                       ------------------

   TOTAL CURRENT LIABILITIES                                                                      14,452
                                                                                       ------------------
   TOTAL LIABILITIES                                                                              14,452
                                                                                       ------------------

STOCKHOLDERS' EQUITY

   Common Stock, $0.001 par value,
   100,000,000 authorized shares;
   9,500,000 shares issued and outstanding                                                         9,500

   Additional Paid-in Capital                                                                    257,126

   Deficit accumulated during the Development Stage                                             (226,390)
                                                                                       ------------------

   TOTAL STOCKHOLDERS' EQUITY                                                                     40,236
                                                                                       ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $               54,688
                                                                                       ------------------

   The accompanying notes are an integral part of these financial statements.

                                POWERTECH, INC.
                         (A Development Stage Company)
                            STATEMENT OF OPERATIONS

                                                                                        From Inception
                                                                                           On May 4,
                                                                                             1998
                                                                                            Through
                                                                                         December 31,
                                                                                             1998
                                                                                        --------------
REVENUE (A DEVELOPMENT STAGE CO.)                                                 $               -0-
                                                                                       ------------------

EXPENSES:
   Consulting                                                                                    186,688
   Public Relations                                                                                2,750
   Office Administration                                                                          27,204
   Professional Fees                                                                               5,465
   Travel & Lodging                                                                                2,000
   Office Expenses                                                                                 2,283
                                                                                       ------------------

TOTAL EXPENSES:                                                                                  226,390
                                                                                       ------------------

NET LOSS (see note 2b)                                                            $             (226,390)
                                                                                       ------------------

Weighted Average Number of Shares                                                              2,995,436
                                                                                       ------------------

LOSS PER SHARE                                                                    $                (0.08)
                                                                                       ------------------

   The accompanying notes are an integral part of these financial statements.

                                POWERTECH, INC.
                         (A Development Stage Company)
                       STATEMENT OF STOCKHOLDERS' EQUITY
            From Inception on May 4, 1998 Through December 31, 1998

                                                                                            Deficit
                                                                                          Accumulated
                                                                     Additional           During the
                                         Common Stock                 Paid-In             Development
                                    Shares          Amount             Capital               Stage
                                    ------          ------           ----------           -----------
Inception date of
May 4, 1998 (see note 3)

Common Stock Issued at
$.001 per share
June 18 & Aug 14, 1998
to Officers for Services
Rendered (see note 4)               1,000,000  $         1,000

Common Stock Issued
by Offering at $.03125
per share from the
offering closed
September 10, 1998                  3,200,000            3,200  $         96,800

Common Stock Issued
for services by Offering
at $.03125 per share from
the offering closed
October 10, 1998                    3,550,000            3,550           107,388

Common Stock Issued
by Offering at $.03125
per share from the
offering closed
December 21, 1998                   1,750,000            1,750            52,938

Net Loss for Period
May 4, 1998 to
December 31, 1998                                                                 $             (226,390)
                                 -------------      -----------     -------------      ------------------

BALANCE AS OF
 DECEMBER 31, 1998                  9,500,000  $         9,500  $        257,126  $             (226,390)
                                 -------------      -----------     -------------      ------------------

   The accompanying notes are an integral part of these financial statements.

                                POWERTECH, INC.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS

                                                                                          From Inception
                                                                                             On May 4,
                                                                                               1998
                                                                                              Through
                                                                                           December 31,
                                                                                               1998
                                                                                          --------------
CASH FLOW FROM OPERATING ACTIVITIES
Loss from operations (see note 2b)                                                $             (226,390)

Adjustment to reconcile net cash to net loss from
operations due to current liabilities                                                             12,611

Adjustment to reconcile net cash from operations
due to shares issued for services                                                                111,938
                                                                                       ------------------

Net cash used by operating activities                                                           (101,841)

CASH FLOWS FROM INVESTING ACTIVITIES
Bank overdraft                                                                                     1,841

CASH FLOWS FROM FINANCING ACTIVITIES
Stock issued for cash                                                                            100,000

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD                                                                                -0-
                                                                                       ------------------

CASH (OVERDRAFT), END OF PERIOD                                                   $                -0-
                                                                                       ------------------

                                   SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid For:     Interest                                                       $                -0-
                                                                                       ------------------
                   Income Taxes                                                   $                -0-
                                                                                       ------------------

                                     NON CASH FINANCING ACTIVITIES

Stock issued to Incorporators for services rendered                               $                1,000
                                                                                       ------------------

Stock issued for services rendered                                                $              110,938
                                                                                       ------------------

Shares issued for subscription receivable                                         $               54,688
                                                                                       ------------------

   The accompanying notes are an integral part of these financial statements

                                POWERTECH, INC.
                         (A Development Stage Company)

NOTES TO FINANCIAL STATEMENT

                               December 31, 1998

NOTE 1 -  ORGANIZATION AND DESCRIPTION OF BUSINESS

              On May 4, 1998, Powertech, Inc. (the "Company") was incorporated under the laws of the State of Nevada to engage in the business of Internet software and hardware development.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method
              The Company's financial statements are prepared using the accrual method of accounting.

              b.  Provision for Taxes
              At December 31, 1998, the Company has net operating loss carry forwards of approximately $226,390 that may be offset against future taxable income through 2011. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

              c.  Cash Equivalents
              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              d.  Estimates
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -  STOCK TRANSACTIONS

              On June 18, 1998 the Board of Directors authorized a stock issuance totaling 400,000 common shares to Daniel L. Hodges for management services and organizational development services provided to the Company.

              On August 14, 1998 the Board of Directors authorized a stock issuance totaling 600,000 common shares to David Raftery and Kathy Para (300,000 each) for management services rendered.

              On August 14, 1998 the Board of Directors authorized a stock issuance totaling 6,000,000 common shares of the Company at $.03125 per share subject to Regulation D, Rule 504 Offering Memorandum. The offering was closed September 10, 1998. An amount of 3,200,000 common shares were issued and $100,000.00 was received.

              On September 30, 1998 the Board of Directors authorized a stock issuance of 3,550,000 common shares of the Company at $.03125 per share subject to Regulation D, Rule 504 Offering Memorandum. The offering was closed on October 10, 1998. An amount of 3,550,000 common shares were issued in exchange for services. These services were booked at an estimate of the fair value of the shares issued of $110,938, and recorded as consulting expense.

              On December 7, 1998 the Board of Directors authorized a stock issuance of 2,000,000 common shares of the Company at $.03125 per share subject to Regulation D, Rule 504 Offering Memorandum. The offering was closed on December 21, 1998. An amount of 1,750,000 common shares were issued and $54,688.00 is receivable. This amount was received after December 31, 1998.

NOTE 4 -  RELATED PARTY TRANSACTIONS

              On June 18, 1998 and August 14, 1998 the officers and directors of the Company were issued a total of 1,000,000 common shares of the Company for services rendered to the Company.

              The Company neither owns nor leases any real or personal property. Office services have been provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A Company policy for handling such a conflict has not yet been formulated.

NOTE 5 -  CONTINGENCIES

              On January 13, 1999, the Securities and Exchange Commission (SEC) announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of over the counter trading of the securities of Powertech, as a result of questions raised about the accuracy and adequacy of information publicly disclosed by the Company.

              A private investigation involving Powertech is being conducted by the SEC pursuant to a formal order of investigation entered by the Commission on January 26, 1999. To the Company's knowledge, the investigation is continuing as of the date of this audit report.

              The outcome of the temporary suspension and the investigation and the potential loss, if any, cannot be reasonably determined at this time, therefore no amount has been included in the financial statements.

NOTE 6 -  GOING CONCERN

              The Company has not commenced commercial operations and its ability to continue as a going concern is dependent upon its success in raising substantial amounts of equity for use in developing its intended business and its administrative activities, as revenues have not yet been established. While management believes that the Company will be able to raise sufficient funds through the sale of equity or debt securities, there is no assurance that sufficient funds will be raised.

              In January 1999 the Company commenced negotiations to acquire NETSentry Technology, Inc. (a private Canadian company) for an amount to be determined of treasury stock subject to due diligence by both parties. NETSentry develops software technology for network monitoring. If and when this transaction takes place it could significantly affect the Company.

          INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS


          To the Board of Directors and
          Shareholders of NETSentry Technology Inc.


          We have audited the balance sheets of NETSentry Technology Inc. as at February 11, 1999 and December 31, 1998 and the statements of operations, cash flows and stockholders' equity for the periods from January 1, 1999 to February 11, 1999 and from inception to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, these financial statements present fairly, in all material respects, the financial position of NETSentry Technology Inc. as at February 11, 1999 and December 31, 1998 and the results of its operations and its cash flows for the periods from January 1, 1999 to February 11, 1999 and from inception to December 31, 1998 in accordance with generally accepted accounting principles in the United States of America.

          The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                           "Davidson & Company"
          Vancouver, Canada
          September 1, 1999                                Chartered Accountants

--------------------------------------------------------------------------------
NETSENTRY TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
(Incorporated under the Company Act of British Columbia)
BALANCE SHEET
(expressed in U.S. dollars)

                                                                       February 11,        December 31,
                                                                               1999                1998
---------------------------------------------------------------------------------------------------------
ASSETS
Current
   Cash                                                           $          34,113   $          81,450
   Receivables                                                               18,309              20,633
                                                                      ---------------     ---------------

                                                                             52,422             102,083
Capital assets (Note 3)                                                      23,496               4,407
Technology (Note 4)                                                               1                   1
                                                                      ---------------     ---------------

                                                                  $          75,919   $         106,491
                                                                      ---------------     ---------------

---------------------------------------------------------------------------------------------------------

                          LIABILITIES

Current
   Accounts payable and accrued liabilities                       $          37,891   $           5,209
   Promissory notes payable (Note 5)                                              -             123,522
   Due to Powertech, Inc. (Note 6)                                          127,373                   -
                                                                      ---------------     ---------------

                                                                            165,264             128,731
                                                                      ---------------     ---------------

                    SHAREHOLDERS' DEFICIENCY

Capital stock (Note 7)                                                          136                 136
   Authorized:
     500,000 class "A" voting common shares without
                  par value
     500,000 class "B" non-voting, redeemable,
                  retractable preference shares without
                  par value
   Issued:
     200,000 class "A" shares
Deficit                                                                     (89,481)            (22,376)
                                                                      ---------------     ---------------

                                                                            (89,345)            (22,240)
                                                                      ---------------     ---------------

                                                                  $          75,919   $         106,491
                                                                      ---------------     ---------------

---------------------------------------------------------------------------------------------------------

              See accompanying notes to the financial statements.

--------------------------------------------------------------------------------
NETSENTRY TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
(expressed in U.S. dollars)

                                                                            For the
                                                        For the         Period from              For the
                                                    Period from          January 1,          Period from
                                                   Inception to             1999 to         Inception to
                                                   February 11,        February 11,         December 31,
                                                           1999                1999                 1998
---------------------------------------------------------------------------------------------------------
Revenue
   Interest                                   $              23   $              23   $                -
                                                  ---------------     ---------------     ---------------

Expenses
   Marketing and sales
     Salaries and benefits                                5,399               5,399                    -
     Travel and entertainment                             1,578               1,578                    -
                                                  ---------------     ---------------     ---------------

                                                          6,977               6,977                    -
                                                  ---------------     ---------------     ---------------
   Product development
     Salaries and benefits                               12,289              12,289                    -
     Travel and entertainment                             3,533               2,670                  863
                                                  ---------------     ---------------     ---------------

                                                         15,822              14,959                  863
                                                  ---------------     ---------------     ---------------
   General and administration
     Computer and office supplies                         3,843               1,314                2,529
     Depreciation                                           343                 343                    -
     Employee relocation                                  5,506               5,506                    -
     Foreign exchange (gain)                              1,891               2,241                 (350)
     Management fees                                      8,907                   -                8,907
     Professional fees                                   34,493              27,086                7,407
     Rent                                                 1,137               1,137                    -
     Salaries and benefits                                7,361               7,361                    -
     Travel and entertainment                             3,224                 204                3,020
                                                  ---------------     ---------------     ---------------

                                                         66,705              45,192               21,513
                                                  ---------------     ---------------     ---------------

   Total expenses                                        89,504              67,128               22,376
                                                  ---------------     ---------------     ---------------

Net loss                                      $         (89,481)  $         (67,105)  $          (22,376)
                                                  ---------------     ---------------     ---------------

Weighted average number of shares
   outstanding                                          200,000             200,000              200,000
                                                  ---------------     ---------------     ---------------

Loss per share - basic and diluted            $           (0.45)  $           (0.34)  $            (0.11)
                                                  ---------------     ---------------     ---------------


--------------------------------------------------------------------------------

              See accompanying notes to the financial statements.

--------------------------------------------------------------------------------
NETSENTRY TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
(expressed in U.S. dollars)

                                                                            For the
                                                        For the         Period from              For the
                                                    Period from          January 1,          Period from
                                                   Inception to             1999 to         Inception to
                                                   February 11,        February 11,         December 31,
                                                           1999                1999                 1998
---------------------------------------------------------------------------------------------------------
Cash derived from (applied to)

   OPERATING
     Net loss                                 $         (89,481)  $         (67,105)  $          (22,376)
     Depreciation                                           343                 343                    -
     Change in non-cash operating
       working capital
       Receivables                                      (18,309)              2,324              (20,633)
       Accounts payable and accrued
         liabilities                                     37,891              32,682                5,209
                                                  ---------------     ---------------     ---------------

                                                        (69,556)            (31,756)             (37,800)
                                                  ---------------     ---------------     ---------------

   FINANCING
     Issuance of promissory notes                       123,522                   -              123,522
     Issuance of capital stock                              136                   -                  136
     Repayment of promissory notes                     (127,373)           (127,373)                   -
     Foreign exchange gain on financing
       activities                                         3,851               3,851                    -
     Advances from Powertech, Inc.                      127,373             127,373                    -
                                                  ---------------     ---------------     ---------------

                                                        127,509               3,851              123,658
                                                  ---------------     ---------------     ---------------

   INVESTING
     Acquisition of capital assets                      (23,839)            (19,432)              (4,407)
     Acquisition of technology right                         (1)                  -                   (1)
                                                  ---------------     ---------------     ---------------

                                                        (23,840)            (19,432)              (4,408)
                                                  ---------------     ---------------     ---------------

Net increase (decrease) in cash                          34,113             (47,337)              81,450

Cash

   Beginning of period                                        -              81,450                    -
                                                  ---------------     ---------------     ---------------

   End of period                              $          34,113   $          34,113   $           81,450
                                                  ---------------     ---------------     ---------------

---------------------------------------------------------------------------------------------------------

              See accompanying notes to the financial statements.

--------------------------------------------------------------------------------
NETSENTRY TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
                        Statement of Stockholders' Equity
--------------------------------------------------------------------------------
(expressed in U.S. dollars)
From the Date of Inception to February 11, 1999
--------------------------------------------------------------------------------


                                                  COMMON SHARES
                                           ----------------------------
                                              SHARES          AMOUNT          DEFICIT          TOTAL
Common shares issued on
   incorporation                               200,000   $         136  $             -  $          136

Net loss for the period from
   inception to December 31, 1998                    -               -          (22,376)        (22,376)
                                           -------------    -----------     ------------    ------------

Balance,
   December 31, 1998                           200,000             136          (22,376)        (22,240)

Net loss for the period January 1,
   1999 to February 11, 1999                         -               -          (67,105)        (67,105)
                                           -------------    -----------     ------------    ------------

Balance, February 11, 1999                     200,000   $         136  $       (89,481) $      (89,345)
                                           -------------    -----------     ------------    ------------

--------------------------------------------------------------------------------------------------------


              See accompanying notes to the financial statements.

--------------------------------------------------------------------------------
NETSENTRY TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
(expressed in U.S. dollars)
February 11, 1999
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

The company was incorporated under the Company Act of British Columbia on May 22, 1998. The company's business is to develop and exploit technologies that improve the efficiency, reliability and recoverability of internet protocol networks.

The company has commenced its planned principal operations, however, it has not yet earned any revenue therefrom and the technologies that it intends to develop will require cash significantly in excess of its current resources. The ability of the company to develop these technologies into marketable products is dependent on management's ability to obtain adequate additional financing and to achieve profitable operations. It will be necessary for the company to raise such additional funds in the coming year for the continued development of its technologies.

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                                USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

                                 CAPITAL ASSETS

Capital assets consist of computer hardware and are recorded at cost less accumulated depreciation. Depreciation is provided for at the following rates and methods:

   Office equipment                                         20%, straight line method
   Computer hardware                                        30%, straight line method
   Computer software                                        50%, straight line method
   Furniture and fixtures                                   20%, straight line method
   Leasehold improvements                                   straight line over the term of the lease

Depreciation is recorded at one-half the annual rate in the year of acquisition.

                             FINANCIAL INSTRUMENTS

The company has financial instruments that include cash, receivables and payables, amounts due to Powertech, Inc. and promissory notes payable. The carrying value of these financial instruments approximates their fair value.

--------------------------------------------------------------------------------
NETSENTRY TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
(expressed in U.S. dollars)
February 11, 1999
--------------------------------------------------------------------------------

                                                                     FEBRUARY 11,          December 31,
3.   CAPITAL ASSETS                                                          1999                  1998
                                                                             ----                  ----
                                                 Accumulated                                        Net
                                COST            Depreciation           BOOK VALUE            Book Value
                                                ------------           ----------            ----------
Computer
   hardware               $      20,536   $              312   $           20,224   $             4,407
Office equipment                    565                    5                  560                     -
Furniture and
   fixtures                       2,632                   22                2,610                     -
Software                            106                    4                  102                     -
                             ------------    -----------------    -----------------    -----------------

                          $      23,839   $              343   $           23,496   $             4,407
                             ------------    -----------------    -----------------    -----------------

--------------------------------------------------------------------------------

4.   TECHNOLOGY

Pursuant to an agreement dated December 23, 1998, the company purchased from one of its shareholders for nominal consideration, all world-wide rights, title and interest in the internet technology known as ProbeNET.

The marketing of this technology is subject to a Memorandum of Understanding ("MOU") entered into by the company and an international computer products distributor. If development of this technology is successful, the terms of the MOU require the company to sell the ProbeNET software through the counterparty at a 50% discount from its net selling price. The term of this MOU is 24 months from the date that ProbeNET is initially released and the MOU is subject to mutually agreed annual renewal terms.

--------------------------------------------------------------------------------

                                                                     FEBRUARY 11,          December 31,
5.   PROMISSORY NOTES PAYABLE                                                1999                  1998
                                                                             ----                  ----
Unsecured promissory note due February 1, 1999,
   convertible at the option of the company at a price
   of Cdn. $20.77 per class "A" common share                   $                -   $            65,110
Unsecured promissory note due February 1, 1999,
   convertible at the option of the company at a price
   of Cdn. $20.77 per class "A" common share                                    -                58,412
                                                                  -----------------    ------------------

                                                               $              NIL   $           123,522
                                                                  -----------------    ------------------


These promissory notes were repaid on behalf of the company by Powertech, Inc. on February 1, 1999.

--------------------------------------------------------------------------------
NETSENTRY TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
(expressed in U.S. dollars)
February 11, 1999
--------------------------------------------------------------------------------

6.   DUE TO POWERTECH, INC.

Amounts due to Powertech, Inc. are unsecured, bear no interest and are due on demand. On February 11, 1999, Powertech, Inc. acquired all of the company's outstanding common shares.

--------------------------------------------------------------------------------

                                                                     FEBRUARY 11,          December 31,
7.   CAPITAL STOCK                                                           1999                  1998
                                                                             ----                  ----
AUTHORIZED:
   500,000 class "A" voting common shares without
               par value
   500,000 class "B" non-voting, redeemable,
               retractable preference shares without par
               value
ISSUED:
   200,000 class "A" shares                                    $              136   $               136
                                                                  -----------------    ------------------

--------------------------------------------------------------------------------

8.   OPTION AGREEMENT

The company has entered into an option agreement with a company controlled by one of its shareholders. This agreement enables the company to obtain the related rights and equipment for an Internet Protocol Tester known as TestBOT for consideration consisting of $50,000 in cash and 48,884 of NETSentry's common shares. This option expires on September 10, 2003.

Subsequent to year end, the consideration under this option was amended to $50,000 cash and 500,000 Powertech, Inc. common shares.

--------------------------------------------------------------------------------

9.   RELATED PARTY TRANSACTION

During the period from inception to December 31, 1998, $8,907 was paid to the company's shareholders for management fees.

--------------------------------------------------------------------------------
NETSENTRY TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
(expressed in U.S. dollars)
February 11, 1999
--------------------------------------------------------------------------------

10.  COMMITMENTS

The company has obligations under premises lease agreements. The leases provide for annual commitments as follows:

   1999                                          $         18,723
   2000                                                    37,447
   2001                                                    15,603

--------------------------------------------------------------------------------

11.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Also, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000. If not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the effects of customers, suppliers, or other third parties, will be fully resolved.

POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

The following unaudited pro-forma statements of operations have been derived from the statements of operations of Powertech, Inc. ("Powertech") for the period from inception to December 31, 1998 and for the period January 1, 1999 to September 30, 1999 and NETSentry Technologies Inc. ("NETSentry") for the period from inception to December 31, 1998 and for the period January 1, 1999 to February 11, 1999. This pro-forma adjusts the foregoing financial statements to give effect to the acquisition of NETSentry by Powertech as if it had occurred on Powertech's inception date (May 4, 1998). These pro-forma statements of operations are presented for information purposes only, and do not purport to be indicative of the results of operations that actually would have resulted if this acquisition had been consummated on May 4, 1998, or which may result from future operations.

The pro-forma consolidated statements of operations should be read in conjunction with the note thereto and Powertech and NETSentry's financial statements and related notes contained elsewhere in this 10-SB filing.

                                             For the Period Ended
                                              September 30, 1999
                             ------------------------------------------------------
                                                         Pro-Forma       PRO-FORMA
                             Powertech     NETSentry    Adjustment      CONSOLIDATED
                             ---------     ---------    ----------      -----------
Revenue
   Interest              $     12,970  $         23  $           -   $      12,993
                             ---------     ---------    ------------    -----------
Expenses
   Marketing and sales
     Advertising                  768             -              -             768
     Salaries and benefits     75,768         5,399              -          81,167
     Travel and
       entertainment           11,958         1,578              -          13,536
                             ---------     ---------    ------------    -----------
                               88,494         6,977              -          95,471
                             ---------     ---------    ------------    -----------
   Product development
     Travel and
       entertainment            1,063         2,670              -           3,733
     Salaries and
       benefits               166,233        12,289              -         178,522
                             ---------     ---------    ------------    -----------
                              167,296        14,959              -         182,255
                             ---------     ---------    ------------    -----------
   General and administrative
     Bank charges                 371             -              -             371
     Communication             11,653             -              -          11,653
     Computer and
       office supplies         30,810         1,314              -          32,124
     Consulting fees            9,000             -              -           9,000
     Depreciation and
       amortization            44,676           343          4,033          49,052
     Employee
       relocation               4,794         5,506              -          10,300
     Foreign exchange           5,678         2,241              -           7,919
     Professional fees         84,486        27,086              -         111,572
     Rent                      17,106         1,137              -          18,243
     Salaries and
       benefits                57,638         7,361              -          64,999
     Travel and
       entertainment            4,469           204              -           4,673
                             ---------     ---------    ------------    -----------
                              270,681        45,192          4,033         319,906
                             ---------     ---------    ------------    -----------
   Total expenses             526,471        67,128          4,033         597,632
                             ---------     ---------    ------------    -----------

Net loss                 $   (513,501) $    (67,105) $      (4,033)  $    (584,639)
                             ---------     ---------    ------------    -----------
Weighted average
   number of shares
   outstanding                                                           7,688,011
                                                                        -----------

                                         For the Period Ended
                                           December 31, 1998
                         ------------------------------------------------------
                                                     Pro-Forma       PRO-FORMA
                         Powertech     NETSentry    Adjustment      CONSOLIDATED
                         ---------     ---------    ----------      ------------
Revenue
   Interest                     -  $          -  $           -   $           -
                         ---------     ---------    ------------    -----------
Expenses
   Marketing and sales
     Advertising                -             -              -               -
     Salaries and benefit       -             -              -               -
     Travel and
       entertainment            -             -              -               -
                         ---------     ---------    ------------    -----------
                                -             -              -               -
                         ---------     ---------    ------------    -----------
   Product development
     Travel and
       entertainment            -           863              -             863
     Salaries and
       benefits                 -             -              -               -
                         ---------     ---------    ------------    -----------
                                -           863              -             863
                         ---------     ---------    ------------    -----------
   General and
    administrative
     Bank charges               -             -              -               -
     Communication          2,750             -              -           2,750
     Computer and
       office supplies     29,487         2,529              -          32,016
     Consulting fees      186,688         8,907              -         195,595
     Depreciation and
       amortization             -             -         32,367          32,267
     Employee
       relocation               -             -              -               -
     Foreign exchange           -          (350)             -            (350)
     Professional fees      5,465         7,407              -          12,872
     Rent                       -             -              -               -
     Salaries and
       benefits                 -             -              -               -
     Travel and
       entertainment        2,000         3,020              -           5,020
                         ---------     ---------    ------------    -----------
                          226,390        21,513         32,367         280,170
                         ---------     ---------    ------------    -----------
   Total expenses         226,390        22,376         32,367         281,033
                         ---------     ---------    ------------    -----------

Net loss                 (226,390) $    (22,376) $     (32,367)  $    (281,033)
                         ---------     ---------    ------------    -----------
Weighted average
   number of shares
   outstanding                                                       2,995,436
                                                                    -----------

--------------------------------------------------------------------------------

Net loss per share                                                   $        (0.07)
                                                                        -----------

Net loss per share                                                   $        (0.09)
                                                                        -----------


See accompanying note to the pro-forma consolidated statements of operations.

--------------------------------------------------------------------------------
POWERTECH, INC.
(A DEVELOPMENT STAGE COMPANY)
Note to the Unaudited Pro-Forma Consolidated Statements of Operations
(expressed in U.S. dollars)
FEBRUARY 11, 1999
--------------------------------------------------------------------------------

1.   GOODWILL AMORTIZATION

Based on an assumed acquisition date of May 4, 1998, the amortization of goodwill has been increased to be consistent with this assumed acquisition date.

--------------------------------------------------------------------------------

                               INDEX TO EXHIBITS


EXHIBIT NO.                DESCRIPTION                                                           PAGE NO.
-----------                -----------                                                           --------
(2)(a)                     Corporate Charter of Powertech, Inc.

*(2)(a)(1)                 Articles of Amendment of Articles of Incorporation

(2)(b)                     Bylaws of Powertech, Inc.

*(4)                       Specimen Stock Certificate

(6)(a) Non-Competition Agreement dated February 12, 1999 between Drago Ruiu and NETSentry Inc.

(6)(b) Non-Competition Agreement dated February 12, 1999 between Randy Voldeng and NETSentry Technology Inc.

(6)(c)                     NETSentry Technology Inc. $100,000 (CDN) Promissory
                           Note dated December 3, 1998, to Dan Para

(6)(d)                     Agreement dated February 12, 1999 between Powertech,
                           Randy Voldeng, Dragos Ruiu and Dan Para

*(6)(e)                    Assignment Agreement dated December 23, 1998 between
                           Dragos Ruiu and Dragostech.com Inc. and NETSentry
                           Technology Inc.

*(6)(f) Memorandum of Understanding dated May 15, 1998 between NETSentry Technology Inc. and
                           Hewlett-Packard Network System Test Division

(6)(g) Asset Purchase and Sale Agreement made August 1998 between Dragostech.com Inc. and NETSentry
                           Technology, Inc.

(6)(h)                     Sublease between Gruppo Moda Holdings Ltd. and
                           NETSentry, Inc. for 122 Mainland Street

6)(i)                      Indenture between Lyco Holdings Ltd. and NETSentry
                           Technology, Inc. for 1152 Mainland Street

--------------------------------------------------------------------------------


(8)(a) Share Purchase Agreement between Powertech, Inc. - and Randy Voldeng and Dragos Ruiu, dated for reference January 11, 1999

(8)(b)                     Amending Agreement among Randy Voldeng and Dragos
                           Ruiu and NetMeasure, Inc., dated for reference -
                           January 29, 1999

(8)(c)                     Mutual Waiver dated February 12, 1999

*(16)(a)                   Letter from Demain & Company

*(16)(b)                   Letter from Davidson & Company



*Filed with the amendment, February, 2000.


                            DESCRIPTION OF EXHIBITS.

FORM 1-A
EXHIBIT NO.                DESCRIPTION
-----------                -----------
(2)                        Charter and Bylaws.  See Exhibit Nos. 2(a) and 2(b),
                           above.

(6) Material Contracts. See Exhibit Nos. 6(a) - 6(h), above.

(8)                        Plan of Acquisition, Reorganization, Arrangement,
                           Liquidation or Succession.  See Exhibit Nos. 8(a) -
                           8(c), above.

--------------------------------------------------------------------------------

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on it behalf by the undersigned, thereunto duly authorized.


                                                      NETMEASURE TECHNOLOGY INC.


Date: February 14, 2000                                By: /s/  Randy Voldeng
      ---------------------                               ----------------------
                                                                Randy Voldeng

Powertech, Inc.
Responses to selected SEC questions

33. Our prior response to item 47 may not have been clear. Management did not allocate any value to the in-process research and development since the in-process research and development was not technologically feasible and there was no alternative use.

34. Only nominal ($1) consideration has been paid to acquire this option. No further consideration is required to be paid if the option is not exercised.